SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 10


              GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT
           SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                 S.W. LAM, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



          Nevada                                        62-1563911
---------------------------------           ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)



              Unit 302-303A, 3rd Floor, Fu Hang Industrial Building
                 No. 1 Hok Yuen Street East, Kowloon, Hong Kong
              -----------------------------------------------------
               (Address of principal executive offices)(Zip code)



Registrant's telephone number, including area code:  (852) 2766 3688


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered
   -------------------                        ------------------------------

         None                                              None


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)

     The Company operates through its various subsidiaries, all of which are located outside of the United States. Unless otherwise indicated or the context otherwise requires, the term Company refers collectively to S.W. Lam, Inc. and its subsidiaries. All references to China or the PRC are to the Peoples' Republic of China. The Company's financial statements are presented in United States Dollars ("US$"). The Company's sales are principally in Hong Kong Dollars ("HK$") and Renminbi ("Rmb"). At December 20, 1996, the prevailing exchange rate of US$ into HK$ and Rmb was US$1.00 = HK$7.733 and US$1.00 = Rmb 8.297.

ITEM 1. BUSINESS.

     S.W. Lam, Inc. (the "Company"), a Nevada corporation, through its subsidiaries, is engaged in the design, manufacturing and marketing of gold and silver jewelry, gold and silver decorative items, and diamond and color stone jewelry and decorative products. All of the Company's operations are located in Hong Kong and the People's Republic of China (the "PRC").

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company's business began with the formation by Lam Sai Wing ("Mr. Lam") of an unincorporated sole proprietorship to manufacture and market jewelry at facilities in Dongguan, PRC (the "Dongguan Facility") in 1983. Subsequently, in 1987, Shenzhen Hang Fung Jewellery Factory, a sole proprietorship formed by Mr. Lam, established a modern manufacturing facility in Shenzhen, PRC (the "Shenzhen Facility"). In 1990, Beijing Hang Fung Jewellery Factory, a sole proprietorship formed by Mr. Lam, entered into a sino-foreign joint venture to manufacture and market jewelry in Beijing, PRC (the "Beijing Facility"). In 1991, Mr. Lam transferred operations of the Dongguan Facilities to a third party.

     In November of 1994, Mr. Lam incorporated Hang Fung Jewellery Company Limited ("Hang Fung Jewellery") in Hong Kong and transferred operations of the Shenzhen Facility and the Beijing Facility to Hang Fung. In October of 1995, Mr. Lam and his wife, Lam Chan Yam Fai, Jane ("Ms. Chan"), transferred ownership of Hang Fung and Kai Hang Jewellery Company Limited, a Hong Kong corporation engaged in jewelry marketing and owned by Mr. Lam and Ms. Chan ("Kai Hang Jewellery"), to Quality Prince Limited, a holding company organized in the British Virgin Islands and owned by Mr. Lam and Ms. Chan ("Quality Price")(Hang Fung Jewellery and Kai Hang Jewellery are collectively referred to herein as the "Hang Fung Group").

     In December of 1996, the Hang Fung Group completed a "reverse acquisition" with S.W. Lam, Inc. pursuant to which the companies comprising the Hang Fung Group, representing all of the jewelry manufacturing and marketing operations controlled by Mr. Lam and Ms. Chan, became wholly owned subsidiaries of the Company. S.W. Lam, Inc. was originally incorporated in the State of Tennessee under the name New Wine, Inc. ("New Wine"). New Wine was formed in April of 1994 to develop, finance and produce record albums, cassette tapes and compact discs and videotape and television productions for domestic distribution and foreign licensing; to operate a music publishing firm; and, to engage generally in the business of providing personal business management services for professional entertainers. New Wine completed an offering of common stock in January of 1995 selling 225,000 shares for $45,000 pursuant to Rule 504 under the Securities Act of 1933, as amended (the "Act"). The operations of New Wine proved unsuccessful and New Wine began efforts to acquire or combine with an operating business. Pursuant to discussions with the Hang Fung Group, New Wine reincorporated in the State of Nevada and changed its name to S.W. Lam, Inc. in October of 1996. In December of 1996, New Wine entered into an agreement with the shareholders of Quality Prince, Mr. Lam and Ms. Chan, pursuant to which New Wine agreed to issue 10,500,000 shares of common stock and 100,000 shares of Series A Preferred Stock in exchange for 100% of the issued and outstanding shares of Quality Prince (the "Exchange"). Following the Exchange, management of the Hang Fung Group assumed control of management of the Company and the Company, through its subsidiaries, the Hang Fung Group, is continuing the operations of the Hang Fung Group.

OVERVIEW

     The Company's operations include the manufacturing and sale of gold and silver jewelry and ornamental items in the PRC and Hong Kong.

     Because of regulatory issues relating to operations and the marketing of gold and silver in the PRC, the Company's production and marketing activities in the PRC are conducted pursuant to a series of agreements with entities having operations or appropriate licenses in the PRC. The principal agreements in that regard are (1) a sub- contracting agreement with Shenzhen Crafts Hang Fung Jewellery Factory ("Shenzhen Crafts") pursuant to which gold and silver products are produced for export, (2) an agreement with Yiu Ping Gold and Silver Manufacturing Factory ("Yiu Ping") pursuant to which Yiu Ping sells gold and silver products on the Company's behalf in the PRC, (3) an Agreement for Jewellery Assembling with China Jewellery Import & Export Co. ("China Jewellery") pursuant to which China Jewellery is responsible for the assembly of gold and silver assembly operations at facilities jointly operated with the Company in Beijing, and (4) a Sales Agency Agreement with China Jewellery pursuant to which China Jewellery acts as the Company's agent in selling jewelry in the PRC in exchange for an agency fee and the Company acts as China Jewellery's agent in selling jewelry in Hong Kong in exchange for an agency fee.

     Shenzhen Crafts, Yiu Ping and China Jewellery are each state-owned enterprises organized under the laws of the PRC and holding requisite licenses to import, export and sell gold and silver products in the PRC.

     The Company presently markets its products primarily in Hong Kong and the PRC. The Company plans to expand its business in the near term by (1) expanding the marketing of its products to include the Middle East and Europe, and (2) expanding production and marketing capabilities in the PRC through the construction and relocation of its current manufacturing operations in Beijing to an expanded modern manufacturing facility presently under construction adjacent to the existing manufacturing operations in Beijing.

PRODUCTS

     The Company's products consist of a broad array of gold and silver jewelry products, gold and silver decorative items, semi-precious stone jewelry and other decorative products. Examples of the Company's products include, but are not limited to, bracelets, chains, charms, rings, earrings, ornamental plaques, serving sets and decorative pieces.

     The Company classifies its products in four distinct segments: (1) fine gold products, consisting of jewelry and ornamental products crafted from 24 carat gold, (2) other gold products, consisting of a broad array of lesser value electro-form casted fine gold jewelry including jewelry incorporating semi-precious stones, (3) non-gold/silver ornamental products, consisting of serving sets, plaques and other decorative or ornamental items crafted from materials other than gold or silver, and (4) silver products, consisting of a broad array of jewelry and decorative or ornamental items otherwise falling within one of the other product segments but crafted from silver. The Company's products range in wholesale price from approximately $10 to over $100,000. The mean selling price of the Company's products is between $200 and $220.

     The following table illustrates the typical range and average wholesale price of the Company's products by segment:

                                              WHOLESALE             AVERAGE
                                             PRICE RANGE        WHOLESALE PRICE
                                            -------------       ---------------
Fine gold products...................       $20 to $1,000             $300
Other gold products..................       $10 to $1,000             $500
Ornamental products..................       $50 to $1,000             $500
Silver products......................        $2 to $100                $10

     For the two years ended March 31, 1996, sales by segment and major product line and as a percentage of sales (including subcontracting fees) were as follows:

                                                 1996               1995
                                            ---------------     --------------
                                            Amount Percent      Amount Percent
                                               ($'000)             ($'000)
Fine gold products
 Bracelets...........................      $ 3,762     14 %     $3,368      14%
 Chains..............................        3,619     13        3,269      14
 Rings...............................        4,501     17        4,302      18
 Earrings............................        1,926      7        1,690       7
 Ornamental..........................        5,000     19        4,206      18
Other gold products
 Bracelets...........................          333      1          189       1
 Chains..............................          502      2          282       2
 Rings...............................        1,326      5          726       3
 Earrings............................          982      3          532       2
 Other...............................          191      1          142       1
Silver products
 Bracelets...........................        1,420      5        1,389       6
 Chains..............................        1,438      5        1,427       6
 Rings...............................          946      4          921       4
 Earrings............................          485      2          471       2
 Ornamental..........................          437      2          466       2

PRODUCT DESIGN AND DEVELOPMENT

     The Company maintains an in-house product design and development team in its Hong Kong offices consisting of approximately 10 staff members. The Company's product design staff continuously monitors jewelry trends and consumer preferences and is engaged in ongoing efforts to design new products consistent with such trends and preferences. After conceiving of a new product, the Company's design staff will produce detailed drawings and molds for use in actual production. The Company's design staff currently produces approximately 100 new products annually.

PURCHASING

     The principal materials in the manufacture and assembly of the Company's products are gold, silver and color stones which typically represent approximately 50% to 70% of the total costs of producing the Company's gold products and 30% to 50% of the total costs of producing the Company's silver products.

     The Company purchases gold primarily from suppliers in South Africa and Hong Kong. Silver purchases are primarily from suppliers in Hong Kong. Color stones are purchased primarily from suppliers in Burma and Thailand.

     The Company maintains no long term contractual arrangements to purchase materials. Although purchases of raw materials are made from a relatively small number of suppliers, the Company believes there are numerous alternative sources for all materials and products, and that the failure of any principal supplier would not have a material adverse effect on operations or the Company's financial condition. To date, the Company has not experienced any difficulty in securing product.

     The Company does not presently engage in any hedging activities with respect to possible fluctuations in the prices of raw materials. The Company believes that the risk of not engaging in such activities is minimal, since historically the Company has been able to adjust prices as material fluctuations have occurred.

MANUFACTURING AND ASSEMBLY

     The  Company's   principal   manufacturing  and  assembly   operations  are
undertaken at facilities located in Shenzhen and Beijing, PRC pursuant to agreements with Shenzhen Crafts and China Jewellery.

     The Company's largest manufacturing operations take place at the Company's Beijing Facility which is jointly operated with China Jewellery. Pursuant to an Agreement for Jewellery Assembling entered into in November of 1994, formalizing existing manufacturing operations which commenced in 1992, China Jewellery has provided the use of the existing Beijing Facility as well as a labor supply, water, electricity and other support services and the Company has provided equipment, tools, technical expertise and materials necessary to carry on jewelry manufacturing operations. Under the agreement, China Jewellery is responsible for actual jewelry assembly and manufacturing and the Company provides raw materials and technical expertise. The Company pays assembling fees to China Jewellery in an amount equal to HK$1.00 per gram for fine gold jewelry, HK$3.00 per gram for karat-gold jewelry and HK$0.60 per gram for silver jewelry and gem assembling. The Agreement also provides that China Jewellery may perform jewelry manufacturing and assembly operations for other parties using the
Beijing Facility provided that such operations do not interfere with the manufacturing and assembly operations and requirements of the Company and provided that such products are manufactured exclusively for domestic consumption within the PRC. The Company is entitled to receive a fee from China Jewellery with respect to all jewelry manufactured for third parties at the Beijing Facility with the amount of such fees to be determined on a case-by-case basis. The Agreement for Jewellery Assembling with China Jewellery expires in November of 2004.

     The Company also carries on jewelry manufacturing and assembly operations at its Shenzhen Facility pursuant to an agreement with Shenzhen Craft which is substantially similar to the manufacturing arrangement with China Jewellery except on a smaller scale and except that the Shenzhen Facility is used exclusively for manufacturing products for the Company. Shenzhen Craft is paid manufacturing fees in an amount equal to approximately $2,000 per month . The agreement with Shenzhen Craft expires in December of 2010.

     Actual manufacturing and assembly operations are performed by skilled workers under the supervision of a team of technicians. Before actual manufacturing or assembly commences, product specifications are established, product design is undertaken and raw materials are purchased and inspected. The manufacturing and assembly process is tailored to the specifications of the items being manufactured. Chain jewelry manufacturing begins with the melting of gold or silver into bars which are rolled and elongated on a press. The process is repeated a number of times until the bar is reduced to wire of approximately 20mm. The wire is then stretched to produce a finer wire which is then cut and strung to form chains. The chains are then cut, sized and graded. Manufacturing of other jewelry items, including ornaments which may be attached to chains, typically begins with the construction of a metal prototype. A mold is then formed around the model. Molds are, in turn, used to produce wax models and hardened plastic molds. For solid gold or silver pieces, casting is then performed by filling or injecting molds with melted gold or silver which has been mixed with appropriate alloys to achieve the desired level of purity. As an alternative to the traditional casting method, the Company casts "electro-form" jewelry utilizing a proprietary technique to bond gold to an underlying jewelry form. The plaster mold is then removed and the constituent jewelry parts are cleaned, assembled, soldered and pre-polished. Designs or impressions are affixed to appropriate component parts by stamping, cutting or grinding. Component parts are shaped and assembled to specifications in accordance with the product design. Virtually all final assembly is performed by hand at row tables at which all necessary tools to perform fine assembly operations are available.

     In addition to manufacturing undertaken to fill the Company's product requirements and manufacturing undertaken by China Jewellery at the Company's Beijing Facility, the Company provides contract jewelry manufacturing for certain customers who provide all product specifications and raw materials. The Company is paid negotiated subcontracting fees for manufacturing such products.

     The Company presently has adequate facilities and support staff to manufacture and assemble approximately 150,000 pieces of jewelry annually. Manufacturing capacity is expected to increase to approximately 300,000 pieces annually upon moving into the Company's new facilities in Beijing.

QUALITY CONTROL

     Strict quality control procedures are followed before and throughout the manufacturing process to assure that products are manufactured with the highest degree of precision in compliance with the Company's design specifications. Before the commencement of manufacturing, all raw materials undergo a thorough inspection to assure that stones purchased are of the right type, quality and quantity. Trained technicians monitor and the test the purity of all gold to assure the karat accuracy of all gold produced. Quality checks are carried out on all products at each stage of production to ensure that the products meet the Company's quality standards. To ensure the quality of all jewelry produced, all production workers receive production and quality control training and quality control supervisor are present and oversee all production operations and, finally, all finished goods are checked by the Company's quality control team before shipment to customers.

INVENTORY POLICY AND CONTROL

     The Company manufactures products in accordance with customer purchase orders and sales forecasts of management. The Company's production schedule is closely monitored by the production management team. The Company's policy is to manufacture and maintain approximately 20 to 30 days' stocks in inventory to ensure customer's delivery schedules are met.

     Raw materials are normally purchased based on production schedules and are generally ordered 7 to 14 days before the production commences. At the assembly line, workers are provided only the raw materials required for assembly of scheduled production. Materials are weighed before and after each production run and all production workers are required to account for any losses of stones or gold or silver over prescribed limits.

     Stocks of raw materials and finished products are stored in secure areas in the Company's Hong Kong offices, access to which is restricted to authorized personnel.

SALES AND MARKETING

     Marketing of the Company's products is carried out by the Company's internal sales and marketing force for all products sold outside of the PRC and by China Jewellery and Yiu Ping for all products sold within the PRC.

     The Company's internal sales staff is located in the Company's offices in Hong Kong and carries out sales and marketing activities under the guidance of senior management which oversees the sales staff and overall marketing strategy. The Company's sales staff is responsible for establishing and maintaining relations with independent sales representatives and customers as well as marketing the Company's products to potential customers. The Company's senior management and marketing staff regularly attends major jewelry fairs in Hong Kong to promote the Company's products and new customers. Additionally, the Company periodically advertises in jewelry magazines and makes direct mailings of new product catalogues.

     Marketing of products within the PRC is conducted exclusively through China Jewellery and Yiu Ping as agents for the Company. Both China Jewellery and Yiu Ping possess the requisite licenses to market gold and silver within the PRC. Pursuant to a Sales Agency Agreement with China Jewellery, China Jewellery handles substantially all aspects of marketing the Company's products in the PRC in exchange for an agency fee in the amount of fifteen percent (15%) of the sales price of fashion jewelry, ten percent (10%) of the sales price of silver and karat gold jewelry and Rmb 1.00 per gram on fine gold jewelry. The Company, in turn, acts as agent for China Jewellery with respect to sales of China Jewellery products in Hong Kong, for which the Company is entitled to agency fees in the same amounts payable by the Company to China Jewellery. The Sales Agency Agreement with China Jewellery expires in November of 2004.

     The Company also sells jewelry in the PRC through Yiu Ping pursuant to an agreement which is similar to the Sales Agency Agreement with China Jewellery. Pursuant to such agreement, the Company pays agency fees to Yiu Ping consisting of approximately 3% to 5% of the sales price of jewelry sold.

     During the year ended March 31, 1996, the Company's sales and subcontracting fees were approximately $6.7 million, or 25%, in the PRC, $13.4 million, or 50%, in Hong Kong, $2.2 million, or 8% in Europe and $4.6 million, or 17%, elsewhere in Southeast Asia.

     The Company's presently intends to seek and hire additional sales and marketing personnel in order to expand the Company's marketing efforts in the Middle East and Europe.

CUSTOMERS

     The Company's customers consist principally of a combination of wholesale distributors and jewelry retailers in the PRC, Hong Kong, Europe and Southeast Asia. At December 20, 1996, the Company had approximately 20 regular customers and its products were sold in approximately 2,200 retail outlets in the PRC and Hong Kong. The Company's five largest customers accounted for approximately 50% of net sales during the fiscal year ended March 31, 1996. The Company has no long term contracts with any customers. However, each of the Company's five largest customers has been a customer of the Company since at least 1990.

COMPETITION

     The jewelry industry is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

     While may competitors in the wholesale jewelry manufacturing and distribution business may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by the Company's broad customer base, experienced management team and the Company's close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes that it is well positioned to compete in the jewelry industry.

EMPLOYEES

     As of December 20, 1996, the Company had approximately 1,080 employees, including 5 executive officers, 20 other management personnel, 40 persons in administration, 947 persons in manufacturing and production and 68 persons in sales and marketing. Of the Company's employees, approximately 80 are located in Hong Kong with the remaining employees being located in the PRC. None of the Company's employees is governed by collective bargaining agreements and the Company considers its relations with its employees to be satisfactory.

FACILITIES

     The Company operates three distinct facilities in Hong Kong and the PRC.

     The Company's executive offices are located at Unit 302-303A and Unit 410, Fu Hang Industrial Building, 1 Hok Yuen Street East, Hunghom, Hong Kong. Such facility consists of approximately 11,000 square feet of office space. Unit 302-303A is leased from Ms. Chan, an officer and director of the Company, for HK$1.35 million per year pursuant to a lease expiring March 31, 1998. Unit 410 is leased from an unaffiliated third party for HK$300,000 per annum pursuant to a lease expiring September 19, 1998. Such office space also houses certain marketing, product design and high quality gold production operations.

     The Company's principal production operations are located in facilities located in Shenzhen and Beijing, PRC. The Shenzhen facility consists of a modern five story building of approximately 20,000 square feet. Three floors of the Shenzhen facility house manufacturing operations with one floor being utilized for administrative and office space and one floor serving as staff quarters for employees. The Company leases the physical facility from Shenzhen City Highway Construction Co., Ltd. for a term of 20 years expiring January, 2007. Monthly lease payments on such facility are $6,420.

     The Company's operations in Beijing are presently housed in a five story 60,000 square foot facility consisting of three floors of manufacturing space, one floor of office and administrative space and one floor of staff quarters. The existing facilities in Beijing are held pursuant to a 20 year lease expiring 2010 with China Jewellery and providing for monthly lease payments of $14,990. Adjacent to the Beijing facility is a 5,000 square foot building which serves as the facility's power plant. A 14-story building is presently under construction adjacent to the Company's facility in Beijing. Upon completion, the Company will lease 3 floors of the new building (approximately 100,000 square feet) and move all of its Beijing operations to the new building. The Company expects to move into the new building by approximately June of 1997 and will sign a 20 year lease on such premises at an anticipated monthly rental rate, including management fees, of $22,500.

     The Company believes that its existing facilities and facilities under construction will be adequate to support the Company's operations for the foreseeable future.

ITEM 2.  FINANCIAL INFORMATION.

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables present selected historical combined financial data of the Hang Fung Group derived from the combined financial statements of the Hang Fung Group which appear elsewhere herein. The Hang Fung Group was acquired by the Company in December of 1996 in a transaction accounted for as a "reverse acquisition." The operations of the Company prior to acquisition of the Hang Fung Group have been discontinued and the Company's operations presently consist solely of the operations of the Hang Fung Group. The pro forma financial data gives effect to the acquisition of the Hang Fung Group as if such acquisition had occurred as of the beginning of the earliest period presented and the termination of the Company prior operations had occurred at such time. The following data should be read in conjunction with the combined financial statements of the Hang Fung Group, the financial statements of New Wine, Inc. and the pro forma combined financial statements included elsewhere herein.

                                                                                        SIX MONTHS ENDED
                                                  YEAR ENDED MARCH 31,                    SEPTEMBER 30,
                                ----------------------------------------------------   ------------------
INCOME STATEMENT DATA:            1992       1993       1994       1995       1996       1995       1996
                                --------   --------   --------   --------   --------   --------   -------
Net sales.....................  $ 7,549    $ 10,568   $ 13,197   $ 18,478   $ 19,348   $ 9,190   $ 12,058
Subcontracting fees...........    2,689       2,786      3,481      4,902      7,520     3,379      3,103
                                -------    --------    --------  --------   --------   -------   --------
  Total revenues..............   10,238      13,354     16,678     23,380     26,868    12,569     15,161
Gross profit..................    2,866       3,668      4,585      7,004      8,046     3,717      4,460
Operating income..............    1,764       1,870      2,262      4,609      5,372     2,165      2,817
Other income (expense), net...     (162)       (169)      (185)      (274)      (329)      (17)       (98)
Income before taxes...........    1,602       1,701      2,077      4,335      5,043     2,148      2,719
Net income....................  $   936     $ 1,032    $ 1,311    $ 2,863    $ 3,393   $ 1,498    $ 2,007
                                =======     =======    =======    =======    =======   =======    =======
Net income per share (1)......  $  0.08     $  0.09    $  0.11    $  0.24    $  0.28   $  0.12    $  0.17
                                =======     =======    =======    =======    =======   =======    =======

                                          MARCH 31,       SEPTEMBER 30,
                                      1995       1996          1996
                                     -------    -------   -------------
BALANCE SHEET DATA:
Working capital................      $ 3,024    $   613      $ 1,724
Total assets...................       17,517     15,676       17,678
Long-term debt, less
 current portion...............          299        879          873
Stockholders' equity (2).......        4,531      3,038        5,067

-----------------------------
(1) Net income per share is computed assuming the issuance of shares in connection with the acquisition of the Hang Fung Group by the Company as of the beginning of each period presented (i.e. 12,000,000 shares outstanding).
(2) Stockholders' equity at March 31, 1996 reflects the payment of a dividend in the amount of $5,000,000 by the Hang Fung Group prior to the acquisition of the Hang Fung Group by the Company.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's financial statements, the combined financial statements of the Hang Fung Group and the pro forma financial information appearing elsewhere herein.

     Prior to December of 1996, the Company's was engaged in limited operations relating to the production and distribution of record albums, cassette tapes and compact discs and videotape and television productions for domestic distribution and foreign licensing; operation of a music publishing firm; and, generally, the business of providing personal business management services for professional entertainers. In December of 1996, the Company acquired the Hang Fung Group and entered into the jewelry manufacturing and distribution business. The acquisition of the Hang Fung Group has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition." The Company does not consider the operations prior to the acquisition of the Hang Fung Group to be material to an understanding of the Company. Accordingly, this discussion will relate the operations of the Hang Fung Group for all periods presented, excluding the former operations of New Wine, Inc.

     Hang Fung's historical operations have consisted of designing, assembling, merchandising and distributing a full line of gold and silver jewelry products and other ornamental products on a wholesale basis in Hong Kong, China, Europe and Southeast Asia. Revenues from such operations are generated through the manufacturing and wholesaling of the Company's jewelry products and through fees payable to the Company by its business partners in the PRC, China Jewellery, for marketing services outside of China and for use of the Company's manufacturing facilities in the production of jewelry by China Jewellery.

     The primary cost of operating the Company's jewelry business is the raw material cost of jewelry. The Company assembles or manufactures all of the jewelry which it sells, other than sales made as agent for China Jewellery. The Company constantly compares price and quality of jewelry raw materials and finished products to assure that it is obtaining the best price and quality available. The cost of such products varies with currency fluctuations and other factors beyond the Company's control. While any fluctuations in the Company's price of acquiring raw materials may adversely affect the Company's profit margins, the Company has historically been able to pass such cost fluctuations on to its customers. See "Business - Purchasing."

     The Company's other significant operating expenses are marketing costs, including participation in advertising programs, customer support, inventory and quality control, jewelry design and general corporate overhead.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Combined Statements of Income expressed as a percentage of total revenues.

                                                             SIX MONTHS ENDED
                                   YEAR ENDED MARCH 31,       SEPTEMBER 30,
                                 1994     1995     1996       1995     1996
                                ------   ------   ------     ------   ------
Total revenues...............   100.0%   100.0%   100.0%     100.0%   100.0%
Cost of sales................    72.5     70.0     70.1       70.4     70.6
                                 ----     ----     ----       ----    -----
Gross profit.................    27.5     30.0     29.9       29.6     29.4
Operating expenses...........    13.9     10.2     10.0       12.3     10.8
                                 ----     ----     ----       ----    -----
Income from operations.......    13.6     19.7     20.0       17.2     18.6
Other income (expense).......    (1.1)    (1.2)    (1.2)      (0.1)    (0.6)
                                 ----     ----     ----       ----     ----
Income before income taxes...    12.5     18.5     18.8       17.1     18.0
Income taxes.................    (4.6)    (6.3)    (6.2)      (5.2)    (4.8)
                                 ----     ----     ----       ----     ----
Net income...................     7.9     12.2     12.6       11.9     13.2
                                 ====     ====     ====       ====     ====

SIX MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 1995

     REVENUES AND GROSS PROFIT. Operating revenues increased by 20.6% to $15.2 million in the six months ended September 30, 1996 as compared to the first half of fiscal 1996. Sales of Company products were up 31.2% to $12.1 million during the first half of fiscal 1997 as compared to $9.2 million in sales during the first half of fiscal 1996. The increase in sales was partially offset by a 8.2% decrease in subcontracting fees to $3.1 million during the first half of fiscal 1997 from $3.4 million during the first half of the prior year. The increase in sales was attributable to growing demand for electro-form jewelry and gold card ornaments as well as increased demand in the PRC resulting from a recovery in the PRC economy. The decrease in subcontracting fees was attributable to increased utilization of the Company's manufacturing facilities for manufacture of Company sold products as opposed to products manufactured on a sub-contract basis or manufactured at such facilities for sale by China Jewellery. Geographically, sales in Hong Kong were up during the first half of fiscal 1997, increasing approximately 50.8% to $7.6 million from $5.0 million in fiscal 1996, sales in the PRC were up during the first half of fiscal 1997, increasing approximately 0.5% to $3.79 million from $3.77 million in fiscal 1996, sales in Europe were down during the first half of fiscal 1997, decreasing approximately 20% to $1.2 million from $1.5 million in fiscal 1996, and sales in Southeast Asia were up during the first half of fiscal 1997, increasing approximately 14% to $2.6 million from $2.2 million in fiscal 1996.

     Gross profits increased by 20.0% to $4.5 million in the first half of fiscal 1997 from $3.7 million during the six months ended September 30, 1995. The increase in gross profits was attributable to increased sales during the period which were partially offset by a reduction in subcontracting fees and gross margins. Gross margins were down marginally during the period to 29.4% from 29.6%. However, excluding subcontracting fees, profit margins improved on sales of Company products during the period as a result of increased demand and accompanying higher profit margins for electro-form jewelry.

     OPERATING EXPENSES. Operating expenses totaled $1.6 million during the first half of fiscal 1997, an increase of 5.9% from operating expenses for the same period in fiscal 1995. The increase in operating expenses during the period was primarily attributable to increased marketing expenses associated with higher sales volume and the impact of inflation in certain expenses in Hong Kong and China.

     OTHER INCOME/EXPENSE. Other income/expense during the period consisted of gains/losses from trading of fashion jewelry, interest income and interest expense. Net other expense totaled $98,000 during the period as compared to $17,000 in 1996. The increase in net other expense during the period was attributable to increased interest expense associated with higher production and sales and capital leases of equipment.

     INCOME TAXES. Income taxes increased by 9.5% from approximately $650,000 in the first half of fiscal 1996 to $712,000 during the six months ended September 30, 1996. The increase in income taxes during the period was attributable to the increase in the taxable earnings of the Company.

YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

     REVENUES AND GROSS PROFIT. Operating revenues increased by 14.9% to $26.9 million during the fiscal year ended March 31, 1996 as compared to $23.4 million during fiscal 1995. Sales of Company products were up 4.7% to $19.3 million during fiscal 1996 as compared to $18.5 million in sales during fiscal 1995. The Company also reported a 53.4% increase in subcontracting fees to $7.5 million during fiscal 1996 from $4.9 million during the prior year. The increase in sales was attributable to increased sales of electro-form items and gold card ornaments as well as market expansion in Europe. The increase in subcontracting fees was attributable to increased demand for gold products which resulted in the addition of new sub-contract manufacturing customers and an increase in manufacturing by China Jewellery at the Company's facilities on behalf of its customers. Geographically, sales in Hong Kong were up during fiscal 1996, increasing approximately 43.6% to $13.4 million from $9.4 million in fiscal 1995, sales in the PRC were down during fiscal 1996, decreasing approximately 4.2% to $6.7 million from $7.0 million in fiscal 1995, sales in Europe were down during fiscal 1996, decreasing approximately 23.4% to $2.15 million from $2.8 million in fiscal 1995, and sales in Southeast Asia were up during fiscal 1996, increasing approximately 8.5% to $4.6 million from $4.2 million in fiscal 1995.

     Gross profits increased by 14.9% to $8.0 million in fiscal 1996 from $7.0 million during fiscal 1995. The increase in gross profits was attributable to increased sales during the period and an improvement in gross margins. Gross margins were up during the period to 30.0% from 27.5%.

     OPERATING EXPENSES. Operating expenses totaled $2.7 million during fiscal 1996, an increase of 11.6% from fiscal 1995. The increase in operating expenses during the period was primarily attributable to increased marketing expenses associated with increased sales and expenses for expansion in overseas markets.

     OTHER INCOME/EXPENSE. Other income/expense during the period consisted of gains/losses from trading of fashion jewelry, interest income and interest expense. Net other expense totaled $329,000 during the period as compared to $274,000 in 1995. The increase in net other expense during the period was attributable to interest expense associated with capital leases of new equipment.

     INCOME TAXES. Income taxes increased by 12.1% from approximately $1.5 million in fiscal 1995 to $1.7 million during fiscal 1996. The increase in income taxes during the period was attributable to the increase in the taxable earnings of the Company.

YEAR ENDED MARCH 31, 1995 COMPARED TO YEAR ENDED MARCH 31, 1994

     REVENUES AND GROSS PROFIT. Operating revenues increased by 40.2% to $23.4 million during the fiscal year ended March 31, 1995 as compared to $16.7 million during fiscal 1994. Sales of Company products were up 40.0% to $18.5 million during fiscal 1995 as compared to $13.2 million in sales during fiscal 1994. The Company also reported a 40.8% increase in subcontracting fees to $4.9 million during fiscal 1995 from $3.5 million during the prior year. The increase in sales was attributable to the development of lower priced but higher margin electro-form jewelry which experienced strong acceptance among younger consumers. The increase in subcontracting fees was attributable to strong demand for moderately priced electro-form gold jewelry which resulted in increased subcontract manufacturing work being performed for the Company's customers and by China Jewellery at the Company's facilities on behalf of its customers. Geographically, sales in Hong Kong were up during fiscal 1995, increasing approximately 40.0% to $9.4 million from $6.7 million in fiscal 1994, sales in the PRC were up during fiscal 1995, increasing approximately 40.0% to $7.0 million from $5.0 million in fiscal 1994, sales in Europe were up during fiscal 1995, increasing approximately 40% to $2.8 million from $2 million in fiscal 1994, and sales in Southeast Asia were up during fiscal 1995, increasing approximately 40% to $4.2 million from $3 million in fiscal 1994.

     Gross profits increased by 52.8% to $7.0 million in fiscal 1995 from $4.6 million during fiscal 1994. The increase in gross profits was attributable to increased sales during the period which were partially offset by a minimal reduction in gross margins. Gross margins were down marginally during the period to 29.9% from 30.0%. However, excluding subcontracting fees, profit margins decreased on sales of Company products during the period as a result of promotional pricing of newly developed products to establish market share for those new products.

     OPERATING EXPENSES. Operating expenses totaled $2.4 million during fiscal 1995, an increase of 3.1% from operating expenses in fiscal 19945. The increase in operating expenses during the period was primarily attributable to increased marketing expenses associated with increased sales.

     OTHER INCOME/EXPENSE. Other income/expense during the period consisted of gain/loss from trading of fashion jewelry, interest income and interest expense. Net other expense totaled $274,000 during the period as compared to $185,000 in 1994. The increase in net other expense during the period was attributable to increased interest expense associated with increased capital leases of equipment.

     INCOME TAXES. Income taxes increased by 92.2% from approximately $0.8 million in fiscal 1994 to $1.5 million during fiscal 1995. The increase in income taxes during the period was attributable to the increase in the taxable earnings of the Company.

TRENDS AND CONTINGENCIES

     Future operating results are expected to be impacted by the ongoing expansion of manufacturing operations in Beijing. Expanded modern manufacturing facilities are presently being constructed which are expected to increase the Company's overall manufacturing capacity by approximately 100%. Completion of such facilities is presently anticipated by September of 1997. In conjunction with the expansion of manufacturing capacity, the Company is presently planning to expand its marketing efforts into the Middle East and Europe during 1997. The expansion of manufacturing operations and marketing efforts will entail certain increased operating costs, including one-time costs associated with such new operations, which may adversely impact operating margins in the short-term. However, management believes that such expansion will improve operating efficiency adding to revenues, net income and net margins in the coming years.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Company had cash balances totaling $47,000 and a working capital balance of $1.7 million. This compares to a cash balance of $244,000 and working capital of $0.6 million at March 31, 1996.

     The Company's primary liquidity needs are to fund accounts receivable and inventories as well as to fund the Company's planned expansion. The Company has historically funded its operations through a combination of internally generated cash and short-term borrowings under bank lines of credit. The Company's expansion plans have been funded by bank loan facilities and internally generated cash. In December of 1996, the Company raised approximately $1.0 million from a sale of common stock to fund certain costs associated with construction of the Beijing facility and working capital requirements. The Company is presently evaluating other possible efforts to raise additional capital but has no commitments in that regard.

     The Company's accounts receivable increased to $3.9 million at September 30, 1996 as compared to approximately $3.0 million, or 11.1% of fiscal 1996 revenues, at March 31, 1996 and approximately $5.6 million, or 23.8% of fiscal 1995 revenues, at March 31, 1995. The increase in accounts receivable during the first six months of fiscal 1997 was attributable to increased sales levels. The decrease in accounts receivable, in aggregate and as a percentage of revenues, from fiscal 1995 to fiscal 1996 was attributable to increased sales of jewelry on a cash or short-term credit basis.

     At September 30, 1996, the Company had no material capital commitments other than those necessary to support its existing operations and to carry out planned expansion of its Beijing operations. The total cost of establishment of the new manufacturing facilities in Beijing is expected to be less than $1,000,000. None of such costs had been paid as of September 30, 1996. The cost of such facility is expected to be financed through internally generated cash.

     The Company has no other material commitments to expend capital resources outside of ordinary operating expenses. However, the Company intends to use available funds as needed to expand its jewelry distribution operations into the Middle East and Europe.

     At September 30, 1996, the Company's capital resources consisted of various bank credit facilities and certain capital leases, in addition to funds on hand. The Company's bank credit facilities consist of a combination of term loans, lines of credit, letters of credit, bank guarantees, overdraft, revolving and similar credit facilities generally utilized in the jewelry industry. The Company's bank credit facilities are used to fund purchases of raw materials and inventory and to finance accounts receivable and overdrafts. Such facilities are consistent with credit facilities generally available to operators in the jewelry industry in terms of interest rates and fees, collateral, repayment terms, and renewal. The Company's total available bank credit facilities at September 30, 1996 were approximately $3.3 million of which approximately $3 million had been used at such date. Management believes that such bank credit facilities are adequate to meet the Company's bank credit needs for at least the next 12 months and that such facilities can be readily renewed or replaced as they come due.

     At September 30, 1996, the Company also had a number of capital leases and operating leases pursuant to which the Company holds various facilities and equipment. At September 30, 1996, the Company's capital lease obligations totaled $908,000 of which $93,000 was attributable to current lease obligations. Obligations under operating leases require minimum annual rental payments by the Company of approximately $9,000 in fiscal 1997.

     The Company believes that the available trade credit, bank credit facilities, funds on hand and funds generated from operations, will be sufficient to satisfy the Company's anticipated working capital requirements for at least the next 12 months.

SEASONALITY

     The jewelry business is highly seasonal, with the third and fourth calendar quarters (second and third fiscal quarters), which includes the Christmas shopping season, historically contributing the highest sales. Seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                         Fiscal Year Ended March 31,
                            ----------------------------------------------------
                                 1994                1995              1996
                            ---------------   ---------------   ----------------
                            Amount     %       Amount     %      Amount      %
                            -------   -----   -------   -----   -------   -----
1st Quarter (4/1-6/30)      $ 3,719    22.3   $ 5,097    21.8   $ 5,961    22.3
2nd Quarter (7/1-9/30)        4,170    25.0     5,868    25.1     6,608    25.2
3rd Quarter (10/31-12/31)     4,820    28.9     6,804    29.1     7,684    28.6
4th Quarter (1/1-3/31)        3,969    23.8     5,611    24.0     6,615    23.9
                            -------   -----   -------   -----   -------   -----
Total                       $16,678   100.0   $23,380   100.0   $26,868   100.0
                            =======   =====   =======   =====   =======   =====

INFLATION

     Inflation has historically not had a material effect on the Company's operations. When the price of gold or other raw materials has increased, these costs historically have been passed on to the customer. Furthermore, as the Company does not have either long-term supply contracts or long-term contracts with customers, prices are quoted based on the prevailing prices for semi-precious gemstones or metals. Accordingly, the Company does not believe inflation will have a material effect on its future operations.

ITEM 3.  PROPERTIES.

     All of the Company's material properties are described in Item 1. above.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

COMMON STOCK

     The following table is furnished as of December 20, 1996, to indicate beneficial ownership of shares of the Company's Common Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (2) each director and named officer of the Company, individually, and (3) all officers and directors of the Company as a group. The information set out in the following table was supplied by such persons.

                                                      NUMBER OF
                                                       SHARES
                                                     BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                OWNED        PERCENT
---------------------------------------------------  ------------   ----------
Good Day Holdings, Ltd (2)...........................  6,600,000(2)    55.0%
  Unit 302-303A, 3rd Floor, Fu Hang Industrial Bldg.
  No. 1 Hok Yuen Street East, Kowloon, Hong Kong
Lam Mo Wan...........................................  1,800,000       15.0%
  Unit 302-303A, 3rd Floor, Fu Hang Industrial Bldg.
  No. 1 Hok Yuen Street East, Kowloon, Hong Kong
Chan Wai Sum.........................................  1,800,000       15.0%
  Unit 302-303A, 3rd Floor, Fu Hang Industrial Bldg.
  No. 1 Hok Yuen Street East, Kowloon, Hong Kong
Lam Sai Wing (2).....................................  6,600,000(2)    55.0%
Chan Yam Fai, Jane...................................    300,000        2.5%
Ng Yee Mei...........................................        -0-           -
Cheng Wa On..........................................        -0-           -
All officers and directors
  as a group (4 persons).............................  6,900,000(2)    57.5%

-----------------------------
(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Good Day Holdings Ltd. is controlled 100% by Lam Sai Wing, an officer and director of the Company. Accordingly, Mr. Lam may be deemed to be the beneficial owner of the shares held by Good Day Holdings Ltd.

PREFERRED STOCK

     SERIES A PREFERRED STOCK. The following table is furnished as of December 20, 1996 to indicate beneficial ownership of the Company's Series A Preferred Stock by each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's Series A Preferred Stock.

                                                      NUMBER OF
                                                       SHARES
                                                     BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                OWNED        PERCENT
---------------------------------------------------  ------------   ----------
Good Day Holdings Ltd..............................    100,000(2)     100.0%
 Unit 302-303A, 3rd Floor, Fu Hang Industrial Bldg.
 No. 1 Hok Yuen Street East, Kowloon, Hong Kong
Lam Sai Wing.......................................    100,000(2)     100.0%

-----------------------------
(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Good Day Holdings Ltd. is controlled 100% by Lam Sai Wing, an officer and director of the Company. Accordingly, Mr. Lam may be deemed to be the beneficial owner of the shares held by Good Day Holdings Ltd.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

IDENTIFICATION  OF  DIRECTORS,   EXECUTIVE  OFFICERS  AND  CERTAIN   SIGNIFICANT
EMPLOYEES

     The following table sets forth certain information regarding the directors and executive officers of the Company.

         NAME         AGE                   POSITION
--------------------- ---   --------------------------------------------
Lam Sai Wing........  41    Chairman, Chief Executive Officer and President
Chan Yam Fai, Jane..  33    Vice President, Chief Financial Officer and Director
Ng Yee Mei..........  34    Vice President and Director
Cheng Wa On.........  34    Director

TERMS OF OFFICE

     The directors of the Company hold office until the next annual meeting of stockholders of the Company or until their successors in office are elected and duly qualified. All officers serve at the discretion of the Board of Directors except as set forth in employment agreements.

FAMILY RELATIONSHIPS

     Lam Sai Wing and Chan Yam Fai, Jane are husband and wife.

BUSINESS EXPERIENCE

     LAM SAI WING has served as Chairman of the Board, Chief Executive Officer and President of the Company since the Exchange in December of 1996 and of the Company's predecessor and operating subsidiaries, the Hang Fung Group since founding the Hang Fung Group in 1986.

     CHAN YAM FAI, JANE has served as Vice President, Chief Financial Officer and a Director of the Company since the Exchange in December of 1996 and of the Hang Fung Group since 1990.

     NG YEE MEI has served as Vice President and a Director of the Company since the Exchange in December of 1996 and of the Hang Fung Group since 1991.

     CHENG WA ON has served as a Director of the Company since the Exchange in December of 1996. Mr. Cheng has been employed by the Hang Fung Group as Export Manager since 1986.

ITEM 6.  EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION TABLE

     The following table sets forth information as to the compensation paid or accrued to each officer and director receiving compensation of at least $100,000 and the Chief Executive Officer for the three years ended March 31, 1996:

                                        ANNUAL COMPENSATION
                              --------------------------------------
                                                       OTHER ANNUAL     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY   BONUS  COMPENSATION(2) COMPENSATION
---------------------------   ----   -------   -----  --------------  ------------
Lam Sai Wing                  1996   $55,000   $-0-      $15,000         $-0-
  Chief Executive Officer,    1995    45,000    -0-       15,000          -0-
  Chairman of the Board       1994    40,000    -0-       15,000          -0-
  and President

-----------------------------
(1)  Mr. Lam assumed the  positions  indicated,  including the position of Chief
     Executive Officer, following the Exchange in December of 1996. The compensation indicated represents amounts paid by the Hang Fung Group during each of the years indicated. Mr. Claude Smith served as Chief Executive Officer of the Company during each of the years indicated and up until the Exchange in December of 1996 at which time Mr. Lam assumed the position of Chief Executive Officer.

(2) Mr. Lam's other annual compensation consists of a housing allowance, vacation pay and other fringe benefits.

DIRECTOR'S COMPENSATION

     No compensation has been paid to any directors for service in such capacity in the past and no such compensation is presently payable to directors. At such time as the Board of Directors deems appropriate, the Company intends to adopt an appropriate policy to compensate non-employee directors in order to attract and retain the services of qualified non-employee directors.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Lam Sai Wing and Chan Yam Fai, Jane. Each of these agreements expires December 31, 2003. The employment agreements provide for a base salary and bonus of HK$420,000 annually for Mr. Lam and HK$280,000 for Ms. Chan including a housing allowance and participation in all other benefit plans adopted by the Company.

PENSION PLAN

     The Company's subsidiaries in Hong Kong have adopted a voluntary defined contribution pension plan (the "Plan") for its employees in Hong Kong. The Plan generally covers all employees of the Company's operating subsidiaries (excluding contract workers in the PRC) who have completed three months of service with the Company. Employees electing to participate in the Plan defer, in the form of a contribution to the Plan, an amount equal to five percent (5%) of their monthly salary and the Company makes a matching contribution on behalf of each participating employee.

     Participating employees are always fully vested with respect to contributions made by them to the Plan and earnings or increases thereon. Employees become vested in contributions made by the Company ratably over ten years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company's predecessor and subsidiary, Hang Fung Group, has, from time to time entered into transactions with officers and directors of the Company and companies controlled by officers and directors of the Company.

     During the fiscal years ended March 31, 1995 and 1996, the Hang Fung Group reported sales of $112,000 and $83,000, respectively, to Hang Fung Jewellery Co., Inc. ("HFJCI"). Prior to October 1, 1996, HFJCI was beneficially owned by Lam Sai Wing and was engaged in marketing of products of the Hang Fung Group in the United States. Effective October 1, 1996, Mr. Lam disposed of all of his holdings in HFJCI to an unrelated party.

     During the fiscal years ended March 31, 1995 and 1996, the Hang Fung Group paid rental payments totaling $174,000 and $199,000, respectively, to Chan Yam Fai, Jane in connection with the lease of the Company's principal executive offices in Hong Kong.

     The Hang Fung Group has from time to time advanced funds to Lam Sai Wing. Receivables from Mr. Lam totaled $1,056,000 at March 31, 1996 and $398,000 at September 30, 1996. Such loans are unsecured, non-interest bearing and without pre-determined repayment terms.

     Lam Sai Wing and Chan Yam Fai, Jane have personally guaranteed the existing banking facilities of the Hang Fung Group and have pledged certain real estate as collateral to secure such banking facilities.

     With the exception of the non-interest bearing loans to Lam Sai Wing, all of the above transactions are believed by management to be on terms at least as favorable to the Company as may have been obtained from unaffiliated third parties. The Company has no present policy governing related party transactions but intends to implement a policy such that all future and ongoing transactions between the Company and its directors, officers, principal stockholders or affiliates will be on terms no less favorable to the Company than may be obtained from unaffiliated from third parties, and any such transactions will be approved by a majority of disinterest directors of the Company.

ITEM 8.  LEGAL PROCEEDS.

     The Company is from time to time a party to lawsuits incidental to its business. The Company and its management are not presently aware of any pending or threatened proceedings which, individually or in the aggregate, are believed to be material.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

     There is no established public trading market for the Company's Common Stock. The Common Stock trades on a sporadic basis in the over-the-counter market. While the Company intends commence trading of its shares on the NASD Electronic Bulletin Board, there is no assurance that a trading market will develop or that any such market which may develop will be sustained.

HOLDERS

     At December 20, 1996, there were approximately 103 record holders of the Company's Common Stock.

DIVIDENDS

     While the Hang Fung Group paid a one-time dividend of $5 million during fiscal 1996, prior to the Exchange, the Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since its inception in April of 1994, the Company sold the following unregistered securities without the use of underwriters and without the payment of any discounts or commissions:

          (1) In April of 1994, the Company issued an aggregate of 1,275,000 shares of common stock to the founders of the Company for $114,631 in cash and professional services valued at $175,500.

          (2) In September of 1995, the Company issued an aggregate of 225,000 shares of common stock for $45,000 in cash to various investors.

          (3) In December of 1996, the Company issued an aggregate of 10,500,000 shares of common stock and 100,000 shares of Series A Preferred Stock to the then shareholders of the Hang Fung Group in exchange for all of the issued and outstanding shares of the Hang Fung Group.

     The issuance of the above securities to the founding shareholders and to the shareholders of the Hang Fung Group were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act based on the limited number of purchasers and based on representations from the purchasers that they were acquiring for investment only and not with a view to or for sale and restrictive legends were affixed to the share certificates issued in such transactions. The issuance of the securities referred to in (2) above was deemed to be exempt from registration under the Securities Act in reliance on Rule 504 of the Securities Act based on the limited size of the offering and the filing of a Form D.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

     GENERAL. The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value per share ("Common Stock"). At December 20, 1996, there were 12,000,000 shares issued and outstanding. All shares of Common Stock outstanding are validly issued, fully paid and non-assessable.

     VOTING RIGHTS. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. The voting rights of the holders of Common Stock are subject to the rights of the outstanding Series A Preferred Shares which, as a class, is entitled to thirty-percent voting control of the Company. Accordingly, the holders of Common Stock and Series A Preferred Shares holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the directors of the Company.

     DIVIDEND POLICY. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     MISCELLANEOUS RIGHTS AND PROVISIONS. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Company has 25,000,000 authorized shares of preferred stock, $0.001 par value. The Board of Directors has the authority, without action by the shareholders, to create one or more series of preferred stock and to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any such series, the number of shares constituting any such series and the designation thereof and the price therefor.

     Series A Preferred Shares. Pursuant to the authority granted in the Company's Articles of Incorporation, the Board of Directors has authorized a series of preferred stock designated as Series A Preferred Stock (the "Series A Preferred Shares"). A total of 100,000 Series A Preferred Shares were authorized and issued entitling the holders thereof to a liquidation preference of $.001 per share and to thirty percent voting control, as a class, of the Company in all matters voted on by shareholders. Except to the extent declared by the Board of Directors from time to time, if ever, no dividends are payable with respect to the Series A Preferred Shares. With the exception of the foregoing, the holders of the Series A Preferred Shares have no preferences or rights in excess of those generally available to the holders of Common Stock.

TRANSFER AGENT AND REGISTRAR.

     The transfer agent and registrar for the Company's Common Stock is OTC Stock Transfer, Inc., 231 East 2100 South, Salt Lake City, Utah 84115.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide that the Company shall indemnify its directors and officers against any damages arising out of their actions as agents of the Company except in cases where such directors or officers are adjudged to be liable for negligence or misconduct. Additionally, the Company's Bylaws provide that the Company shall, to the fullest extent permitted by Nevada law, indemnify its directors, officers, employees or agents against any expense, liability or loss by reason of their status or service as directors, officers, employees or agents of the Company. Section 78.751 of the Nevada Revised Statutes provides that a corporation may indemnify directors, officers, employees and agents against all liability, judgments, and expenses actually incurred by reason of his service in such capacity provided that he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See Item 15 below for a list of financial statements included herewith.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Following the acquisition of Hang Fung Jewellery Company Limited and Kai Hang Jewellery Company Limited by the Company, on December 20, 1996, the Company's Board of Directors selected Arthur Andersen to serve as its new independent accountants and dismissed Albright, Persing & Associates, Ltd., Certified Public Accountants, of Reno, Nevada which previously served as the independent accountants for the Company.

     Albright, Persing & Associates' reports on the financial statements of the Company for the fiscal years ended December 31, 1994 and 1995 contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with its audits for fiscal years 1994 and 1995 and through December 20, 1996, there were no disagreements with Albright, Persing & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Albright, Persing & Associates would have caused them to make reference thereto in its reports on the financial statements for such years.

     Arthur Andersen served as the principal accounting firm for Hang Fung Jewellery Company Limited and Kai Hang Jewellery Company Limited with respect to the financial statements of such companies for fiscal years ended March 31, 1994, 1995 and 1996.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (A)  FINANCIAL STATEMENTS

          THE HANG FUNG GROUP

                                                                         Page
                                                                         ----
Report of Independent Public Accountants................................  F-1
Combined Statements of Operations for the Years Ended March 31,
 1996, 1995 and 1994...................................................   F-2
Combined Balance Sheets as of March 31, 1996 and 1995...................  F-3
Combined Statements of Cash Flows for the Years Ended March 31,
 1996, 1995 and 1994...................................................   F-4
Combined Statements of Changes in Equity for the Years Ended March
 31, 1996, 1995 and 1994...............................................   F-5
Notes to Combined Financial Statements..................................  F-6

Combined Balance Sheet as of September 30, 1996 (unaudited).............  F-17
Combined Statements of Operations for the Three and Six Months
 Ended September 30, 1996 and 1995 (unaudited).........................   F-18
Combined Statements of Cash Flows for the Six Months Ended
 September 30, 1996 and 1995 (unaudited)...............................   F-19
Notes to Combined Financial Statements (unaudited)......................  F-20

                                 NEW WINE, INC.

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................  F-21
Balance Sheets as of June 30, 1996 and December 31, 1995 and 1994.......  F-22
Income Statements for the Six Months Ended June 30, 1996 and the
 Years Ended December 31, 1995 and 1994 and for the Period from
 Inception (April 12, 1994) to June 30, 1996...........................   F-23
Statements of Cash Flows for the Six Months Ended June 30, 1996 and
 the Years Ended December 31, 1995 and 1994 and for the Period from
 Inception (April 12, 1994) to June 30, 1996...........................   F-24
Statements of Stockholders' Equity for the Six Months Ended June 30,
 1996 and the Years Ended December 31, 1995 and 1994 and for the
 Period from Inception (April 12, 1994) to June 30, 1996...............   F-25
Notes to Financial Statements...........................................  F-26
Balance Sheet as of September 30, 1996 (unaudited)......................  F-30
Income Statements for the Three and Nine Months Ended September 30,
 1996 and 1995 (unaudited).............................................   F-31
Statements of Cash Flows for the Nine Months Ended September 30,
 1996 and 1995 (unaudited).............................................   F-32
Notes to Financial Statements (unaudited)...............................  F-33

                    PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction to Pro Forma Combined Financial Information................  F-34
Pro Forma Unaudited Combined Balance Sheet..............................  F-35
Notes to Pro Forma Unaudited Financial Information......................  F-36

     (B)  EXHIBITS

          EXHIBIT NO.                  DESCRIPTION

          2.1 Acquisition Agreement between S.W. Lam, Inc. and the shareholders of Hang Fung Jewellery Company Limited and Kai Hang Jewellery Company Limited

          3.1  Articles of Incorporation

          3.2  Bylaws

          4.1  Certificate of Designation for Series A Preferred Stock

          10.1 Employment Agreement with Lam Sai Wing dated January 1, 1994

          10.2 Employment  Agreement  with Chan Yam Fai,  Jane dated  January 1,
               1994

          10.3 Sales Agency Agreement between Hang Fung Jewellery Co., Ltd. and China Jewellery Import & Export Co.

          10.4 Agreement for Jewellery Assembling between Hang Fung Jewellery Co., Ltd. and China Jewellery Import & Export Co.

          10.5 Sales Cooperation Agreement between Hang Fung Jewellery Co., Ltd. and China Jewellery Import & Export Co.

          10.6 Confirmation Agreement between Hang Fung Jewellery Co., Ltd. and China Jewellery Import & Export Co.

          10.7 Lease Agreement between Chan Yam Fai, Jane and Hang Fung Jewellery Co., Ltd. re: executive offices

          21.1 Subsidiaries

          27.1 Financial Data Schedules

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            S.W. LAM, INC.
                                            (Registrant)


Date:  January 15, 1997                     By: /s/ Lam Sai Wing
                                               -----------------------
                                               Lam Sai Wing, President

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of New Wine, Inc.:


We have audited the accompanying combined balance sheets of the companies as described in Note 2 to the accompanying combined financial statements (the "Group") as of March 31, 1995 and 1996, and the related combined statements of operations, cash flows and changes in equity for the years ended March 31, 1994, 1995 and 1996. These financial statements are the responsibility of the management of the Group. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 1995 and 1996, and the results of its operations and its cash flows for the years ended March 31, 1994, 1995 and 1996, in conformity with generally accepted accounting principles in the United States of America.


                            /s/ Arthur Andersen & Co.
                            -------------------------
                            Arthur Andersen & Co.


Hong Kong,
October 26, 1996.

                               THE HANG FUNG GROUP
                        COMBINED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996 (Expressed in United States dollars)


                                       1994      1995     1996
                                     -------   --------   -----
                                      $'000     $'000     $'000
Revenues
  Net sales                           13,197    18,478    19,348
  Subcontracting fees                  3,481     4,902     7,520
                                     -------    ------   -------
          Total revenues              16,678    23,380    26,868

Cost of sales and services           (12,093)  (16,376)  (18,822)
                                     -------    ------   -------

          Gross profit                 4,585     7,004     8,046

Selling, general and administrative
 expenses                             (2,323)   (2,395)   (2,674)
                                     -------    ------    ------
          Operating income             2,262     4,609     5,372

Interest expenses                       (224)     (346)     (403)

Interest income                           11        17        11

Other income, net                         28        55        63
                                     -------    ------    ------

          Income before income taxes   2,077     4,335     5,043

Provision for income taxes              (766)   (1,472)   (1,650)
                                     -------    ------   -------

          Net income                   1,311     2,863     3,393
                                     =======    ======   =======


   The accompanying notes are an integral part of these financial statements.

                               THE HANG FUNG GROUP
                             COMBINED BALANCE SHEETS
                          AS OF MARCH 31, 1995 AND 1996
                      (Expressed in United States dollars)

                                               1995      1996
                                              -------   -------
                                               $'000     $'000
ASSETS

Current assets:
  Cash                                           400        244
  Accounts receivable, net                     5,562      2,989
  Inventories                                  8,248      8,069
  Prepayments and other current assets            14         14
  Due from a director                          1,487      1,056
                                              ------     ------

          Total current assets                15,711     12,372

Property, plant and equipment, net             1,806      3,304
                                              ------     ------

          Total assets                        17,517     15,676
                                              ======     ======

LIABILITIES AND EQUITY

Current liabilities:
  Short-term bank borrowings                   2,025      1,616
  Long-term bank loans, current portion          968        381
  Capital lease obligations, current portion       2         50
  Accounts payable                               187      1,353
  Accrued expenses                               172        329
  Deposit from customers                       6,990      4,016
  Income taxes payable                         2,343      4,014
                                              ------     ------

          Total current liabilities           12,687     11,759

Long-term bank loans, non-current portion        286        851
Capital lease obligations,
 non-current portion                               -         28
Deferred income taxes                             13          -
                                              ------     ------

          Total liabilities                   12,986     12,638
                                              ------     ------
Equity:
  Capital                                          1         66
  Retained earnings                            4,474      2,867
  Cumulative translation adjustments              56        105
                                              ------     ------

          Total equity                         4,531      3,038
                                              ------     ------
          Total liabilities and equity        17,517     15,676
                                              ======     ======

   The accompanying notes are an integral part of these financial statements.

                               THE HANG FUNG GROUP
                        COMBINED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                      (Expressed in United States dollars)

                                                 1994     1995      1996
                                                ------   ------    ------
                                                $'000    $'000     $'000
Cash flows from operating activities:
Net income                                       1,311    2,863     3,393
Adjustments to reconcile net income to net
 cash (used in) provided by operating
 activities -
Depreciation of property, plant and equipment      207      373       678
Provision for bad and doubtful debts               124      202       114
Provision for deferred income taxes                  2       (5)      (13)
(Increase) Decrease in operating assets -
  Accounts receivable                           (1,552)  (1,773)    2,455
  Inventories                                   (1,637)     490       179
  Prepayments and other current assets               9       (4)        -
  Due from a director                           (3,304)  (1,440)      431
Increase (Decrease) in operating liabilities-
  Accounts payable                                (703)      (6)    1,166
  Accrued expenses                                  73       50       157
  Deposit from customers                         4,137     (904)   (2,974)
  Income taxes payable                             707    1,515     1,671
                                                ------   ------    ------
  Net cash (used in) provided by operating
   activities                                     (626)   1,361     7,257
                                                ------   ------    ------

Cash flows from investing activities:
Additions to property, plant and equipment        (728)   (1,297)   (2,090)
                                                 -----    ------    ------

  Net cash used in investing activities           (728)   (1,297)   (2,090)
                                                 -----    ------    ------
Cash flows from financing activities:
Issuance of common stock                             -         -        65
Payment of dividends                                 -         -    (5,000)
Net increase (decrease) in short-term bank
 borrowings                                        842       (57)     (409)
Repayment of capital lease obligations             (36)      (24)      (27)
Additions of long-term bank loans                1,074       129     1,257
Repayment of long-term bank loans                 (292)     (418)   (1,279)
                                                ------    ------    ------

   Net cash provided by (used in) financing
    activities                                   1,588      (370)   (5,393)
                                                ------    ------    ------
Effect of exchange rate changes on cash              1        89        70
                                                ------    ------    ------
   Net increase (decrease) in cash                 235      (217)     (156)

Cash, as of beginning of year                      382       617       400
                                                ------    ------    ------
Cash, as of end of year                            617       400       244
                                                ======    ======    ======


   The accompanying notes are an integral part of these financial statements.

                               THE HANG FUNG GROUP
                    COMBINED STATEMENTS OF CHANGES IN EQUITY
                FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                      (Expressed in United States dollars)

                                                          Cumulative
                                             Retained     Translation
                                 Capital     Earnings     Adjustments
                                 -------     --------     -----------
                                  $'000       $'000          $'000
Balance as of March 31, 1993          1          300             -

   Net income                         -        1,311             -
   Translation adjustments            -            -           (31)
                                  -----       ------           ---
Balance as of March 31, 1994          1        1,611           (31)

   Net income                         -        2,863             -
   Translation adjustments            -            -            87
                                  -----       ------           ---
Balance as of March 31, 1995          1        4,474            56

   Issuance of common stock          65            -             -
   Net income                         -        3,393             -
   Dividends                          -       (5,000)            -
   Translation adjustments            -            -            49
                                  -----       ------           ---
Balance as of March 31, 1996         66        2,867           105
                                  =====       ======           ===



   The accompanying notes are an integral part of these financial statements.

                              THE HANG FUNG GROUP
                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
      (Amounts expressed in United States dollars unless otherwise stated)


1.   ORGANIZATION AND OPERATIONS

The Hang Fung Group (the "Group") composed of companies/entities owned and controlled by Mr. Lam Sai Wing and Ms. Chan Yam Fai, husband and wife. During the years ended March 31, 1994, 1995 and 1996, the Group had the following companies/entities:

                                           Place of
         Name of company/entity          Incorporation           Principal activities
-----------------------------------     ----------------     -----------------------------

Hang Fung Jewellery Co., Limited         Hong Kong           Manufacturing and selling of
("HFJCL") (Note a)                                           jewellery products

Kai Hang Jewellery Co., Limited          Hong Kong           Selling of jewellery products
("KHJCL") (Note a)

Hang Fung Jewellery Company              Hong Kong           Dormant
("HFJC") (Note a)

Hang Fung Manufacturing Company          Hong Kong           Dormant
("HFMC") (Note a)

Beijing Huarong Jewellery Co., Ltd.      The People's        Dormant
("BHJCL") (Note b)                       Republic of
                                         China ("PRC")

-----------------------------
Notes:

a. HFJCL took over the businesses previously undertaken by HFJC (effective September 1995) and HFMC (effective November 1994). HFJCL and KHJCL were jointly owned by Mr. Lam Sai Wing and Ms. Chan Yam Fai. HFJC was an unincorporated sole-proprietorship entity owned by Mr. Lam Sai Wing. HFMC was an unincorporated sole-proprietorship entity owned by Ms. Chan Yam Fai.

b. BHJCL is a contractual joint venture incorporated in the PRC to be operated for 20 years up to 2013. It was registered to engage in the manufacturing and trading of jewellery products. However, the Company has not commenced operation since incorporation.

The Group is principally engaged in the production and selling of jewellery products to customers in Hong Kong, the PRC and other parts of the world.

The Group's production and selling activities in the PRC are mainly operated through arrangements with China National Pearl, Diamond, Gem and Jewellery Import and Export Corporation ("CNPIEC"), a PRC state-owned enterprise, which is one of the few entities authorized to trade gold and silver products in the PRC. During the year ended March 31, 1996, approximately 45% of the Group's sales and approximately 53% of the Group's subcontracting fees resulted from its business conducted in the PRC under this arrangement. The key transactions with CNPIEC were as follows:


a. Under a subcontracting agfeement dated November 18, 1994 and subsequent supplemental agreement entered into between HFJCL and CNPIEC, HFJCL has operated a plant in Beijing, the PRC ("the Beijing Plant") to produce jewellery products for sales to customers outside the PRC.

b. The Beijing Plant also provides subcontracting services to PRC customers at the instruction and on behalf of CNPIEC, and shares a portion of the subcontracting fees received by CNPIEC. During the years ended March 31, 1994, 1995 and 1996, HFJCL's share of these subcontracting fees amounted to approximately $3,113,000, $3,566,000 and $3,966,000, repectively.

c. Under an agency agreement and a co-operative selling agreement both dated November 18, 1994 and a subsequent supplemental agreement for these two agreements entered into between HFJCL and CNPIEC, HFJCL has appointed CNPIEC as its agent for sales of its gold and silver products in the PRC. In return, HFJCL pays to CNPIEC an agency fee determined on a fixed percentage of the sales proceeds collected by CNPIEC. During the years ended March 31, 1994, 1995 and 1996, agency fees paid to CNPIEC amounted to approximately $207,000, $196,000 and $88,000, respectively.

d.   Other transactions with CNPIEC were as follows:

                                      1994       1995       1996
                                     ------     ------     ------
                                     $'000      $'000      $'000
     Purchases of gold and silver
     from CNPIEC                     3,714       2,961      2,461

     Management fees paid to            87         115         84
     CNPIEC                          =====       =====      =====

e. Pursuant to an agreement between HFJCL and CNPIEC, CNPIEC has agreed to undertake and pay for all of HFJCL's PRC tax liabilities, including value-added tax, if any, relating to HFJCL's operations under the above-mentioned activities.

Under an agreement dated December 1, 1994, HFJCL has appointed Yiu Ping Gold and Silver Manufacturing Factory ("YPGSMF"), another PRC state-owned enterprise which is licensed to sell gold and silver products in the PRC, as its agent for sales of its gold and silver products in the PRC. In return, HFJCL pays to YPGSMF an agency fee determined on a fixed percentage of the sales effected by YPGSMF. During the years ended March 31, 1994, 1995 and 1996, agency fees paid to YPGSMF amounted to approximately $34,000, $35,000 and $48,000, respectively.

In addition,  HFJCL also entered into a  subcontracting  agreement with Shenzhen
Crafts Hang Fung Jewellery Factory ("SCHFJF"), another PRC state-owned enterprise, for the production of HFJCL's gold and silver products in Shenzhen, the PRC, for shipments out of the PRC. During the years ended March 31, 1994, 1995 and 1996, subcontracting fees paid to SCHFJF amounted to approximately $263,000, $240,000 and $240,000, respectively.

2.   BASIS OF PRESENTATION

The combined financial statements include the financial statements of the following companies/entities, which are all owned and controlled by Mr. Lam Sai Wing and Ms. Chan Yam Fai:

     o    Hang Fung Jewellery Co., Limited

     o    Kai Hang Jewellery Co., Limited

     o    Hang Fung Jewellery Company

     o    Hang Fung Manufacturing Company

     o    Beijing Huarong Jewellery Co., Ltd.

Significant transactions and balances among the companies/entities have been eliminated on combination.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. Significant accounting policies are summarized below:

a.   Revenues

     Revenues comprise (i) the net invoiced value of goods supplied to customers, which are recognized upon delivery of goods, passage of title to customers and the expiration of any right of return, and (ii) subcontracting fees which are recognized when the subcontracting service is rendered.

b.   Income taxes

     Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

c.   Inventories

     Inventories are stated at the lower of cost, on a first-in first-out basis, or market. Costs of finished goods include direct materials, direct labor and an attributable portion of production overheads.

d.   Property, plant and equipment

     Property, plant and equipment are stated at cost. Depreciation for financial reporting purposes is provided using the straight-line method over the asset's estimated useful life after taking into account the estimated residual value. The estimated useful lives are as follows:

     Leasehold land                                70 years
     Building                                      20 years
     Machinery and equipment                   5 - 10 years
     Motor vehicles                                 5 years
     Furniture, fixtures and office equipment       5 years

     Machinery and equipment held under capital leases are depreciated on the same basis as described above.

e. Foreign currency translation

     The translation of the financial statements of group companies into United States dollars is performed for balance sheet accounts using closing exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in equity separately as cumulative translation adjustments. Aggregate (loss) gain from foreign currency transactions included in the results of operations were ($1,721), $3,463 and $942 for the year ended March 31, 1994, 1995 and 1996, respectively.

f.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.   PROVISION FOR INCOME TAXES

The group companies are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. Companies/entities operating in Hong Kong are subject to Hong Kong profits tax at rates ranging from 15% to 16.5%, and companies/entities operating in the PRC are subject to PRC income taxes at a rate of 33%.

The components of provision for income taxes are:

                                  1994       1995      1996
                                 ------     ------    ------
                                 $'000      $'000     $'000
Provision for current tax
  - Hong Kong                      70          39        21
  - The PRC                       694       1,438     1,642

Provision for (Write-back of)
  deferred tax                      2          (5)      (13)
                                  ---       -----     -----

                                  766       1,472     1,650
                                  ===       =====     =====

The reconciliation of the statutory income tax rate to the effective income tax rate as stated in the combined statements of operations is as follows:

                                    1994      1995      1996
                                   ------    ------    ------
Weighted average statutory
  tax rate                          32.3%     32.3%     32.3%

Permanent differences arising
  from non-deductible items          4.6%      1.7%      0.4%
                                    -----     -----     -----

Effective income tax rate           36.9%     34.0%     32.7%
                                    =====     =====     =====

5.   ACCOUNTS RECEIVABLES

Accounts receivable comprised:

                                          1995       1996
                                         ------     ------
                                         $'000      $'000

Trade receivables                        5,896      3,441
Less: Allowance for doubtful accounts     (334)      (452)
                                         -----      -----

Accounts receivable, net                 5,562      2,989
                                         =====      =====

6.   INVENTORIES

Inventories comprised:
                                          1995       1996
                                         ------     ------
                                         $'000      $'000

Raw materials                            1,530       2,784
Finished goods                           3,153       3,317
Consigned finished goods                 3,565       1,968
                                         -----       -----

                                         8,248       8,069
                                         =====       =====

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprised:

                                             1995         1996
                                            ------       ------
                                            $'000        $'000

Leasehold land and building                   255          255
Machinery and equipment                     1,721        3,737
Motor vehicles                                184           88
Furniture, fixtures and office equipment      555          312
                                            -----       ------

                                            2,715        4,392
Less: Accumulated depreciation               (909)      (1,088)
                                            -----       ------

                                            1,806        3,304
                                            =====       ======

Certain machinery and equipment with a net book value of approximately $22,000 and $131,000 as of March 31, 1995 and 1996, respectively, were held under capital leases.

8.   SHORT-TERM BANK BORROWINGS

Short-term bank borrowings comprised :

                                 1995       1996
                                ------     ------
                                $'000      $'000

Bank overdraft                  1,836        518
Import trust receipt loans        189      1,098
                                -----      -----

                                2,025      1,616
                                =====      =====

Short-term bank borrowings were secured by mortgages over certain real estate properties owned by Mr. Lam Sai Wing and Ms. Chan Yam Fai, and personal guarantees given by Mr. Lam Sai Wing and Ms. Chan Yam Fai. Interest on these borrowings was charged at Hong Kong prime lending rate plus 1.5% to 3%, which was 10% to 11.5% per annum as of March 31, 1996.

Supplemental information with respect to the short-term bank borrowings was:

                                            1995       1996
                                           ------     ------
                                           $'000      $'000

Maximum amount outstanding                 2,065      2,025
Average amount outstanding                 1,856      1,443
Weighted average interest rate per annum    11.9%      10.5%
                                           =====      =====

9.   ACCRUED EXPENSES

Accrued expenses comprised:

                                           1995        1996
                                          ------      ------
                                          $'000       $'000

Accruals for operating expenses
 -  Employee salaries                        84         122
 -  Others                                   88         207
                                            ---         ---

                                            172         329
                                            ===         ===

10. LONG-TERM BANK LOANS

Long-term bank loans were secured by mortgages over the Group's real estate property (leasehold land and building), mortgages over real estate properties owned by Mr. Lam Sai Wing and Ms. Chan Yam Fai, and personal guarantees given by Mr. Lam Sai Wing and Ms. Chan Yam Fai. They bear average interest rates of approximately 10.5% per annum.

Aggregate maturities of long-term bank loans are as follows:

                           1996
                          ------
                          $'000
Year ending March 31,
1997                        381
1998                         88
1999                         98
2000                        108
2001                        121
Thereafter                  436
                          -----

                          1,232
                          =====

11.  CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under the capital leases together with the present value of the minimum lease payments are as follows:

                                              1995      1996
                                             ------    ------
                                             $'000      $'000
Payable during the following period:
  Within one year                                3         59
  Over one year but not exceeding two years      -         29
                                             -----       ----

Total minimum lease payments                     3         88
Less: Amount representing future interest       (1)       (10)
                                             -----       ----

Present value of minimum lease payments          2         78
Less: Current portion                           (2)       (50)
                                             -----       ----

Non-current portion                              -         28
                                             =====       =====

12.  SUPPLEMENTAL DISCLOSURE TO COMBINED STATEMENTS OF CASH FLOWS

                                      1994     1995    1996
                                     ------   ------  ------
                                     $'000    $'000   $'000

Cash paid for interest expenses        224      347     392
Cash received from interest income      11       17      11
                                       ===      ===     ===

Capital lease obligations of Nil, Nil and approximately $103,000 were incepted during the years ended March 31, 1994, 1995 and 1996 when the Group entered into leases for new machinery and equipment.

13.  PENSION SCHEME

The Group's employees in the PRC are all hired on a contractual basis and consequently the Group has no obligation for pension liabilities of these employees.

The Group has arranged a voluntary defined contribution pension scheme for its employees in Hong Kong. Seven out of the approximately eighty employees have joined the scheme and the aggregate amounts of the Group's contribution to the scheme for the years ended March 31, 1994, 1995 and 1996 were approximately $10,000, $7,000 and $2,000, respectively.

14.  LEASE COMMITMENTS

The Group leases various staff quarters, factory premises and warehouses under non-cancelable operating leases which expire at various dates through 1997. Rental expenses for the years ended March 31, 1994, 1995 and 1996 were approximately $181,000, $213,000 and $257,000, respectively.

Future minimum rental payments as of March 31, 1996, under agreements classified as operating leases with noncancelable terms in excess of one year and payable within next year, are approximately $9,000.

15.  OPERATING RISKS

a.   Dependence

     Gold and silver products are restricted commodities in the PRC and special authorization is required to trade gold and silver products in the PRC. The PRC government has only granted a few licences to PRC state-owned enterprises to trade gold and silver products. The Group's present operations in the PRC are conducted through various agreements with three PRC state-owned enterprises as described in Note 1. Any changes in any of these strategic relationships would have a material adverse effect on the revenue and profitability of the Group and would potentially limit the Group's ability to continue to conduct business in the PRC.

b.   Concentration

     The Group's sales and subcontracting services are made to customers on an open account basis and generally no collateral is required. Details of individual customers accounting for more than 10% of the Group's total revenues are as follows:

                                          Percentage of total revnues
                              --------------------------------------------------
                                   1994              1995               1996
                              ---------------  ---------------   ---------------

CNPIEC                              14.4%            18.0%             14.5%
Tai Seng Ho Silver & Gold
 Jewellery Co., Ltd.                   -                -              27.1%
                              ===============  ===============   ===============

b.   Concentration of credit risk and major customers (Continued)

     Concentration of accounts receivable as of March 31, 1995 and 1996 is as follows:

                                           Percentage of accounts
                                                 receivable
                                    -----------------------------------
                                        1 9 9 5             1 9 9 6
                                    ---------------     ---------------
Five largest accounts receivable         47.1%               32.3%
                                    ===============     ===============

     TheGroup performs ongoing credit evaluation of each customer's financial condition and maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

c.   Concentration of suppliers

     Details of individual suppliers accounting for more than 10% of the Group's purchases are as follows:

                                         Percentage of purchases
                            --------------------------------------------------
                                 1994             1995              1996
                            ---------------  ---------------   ---------------

CNPIEC                           30.0%            21.3%             13.2%
Heraeus Ltd.                     27.3%            36.5%             32.7%
                            ===============  ===============   ===============

d.   Country risk

     The Group's operations are conducted in Hong Kong and the PRC. As a result, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

     On July 1, 1997, sovereignty over Hong Kong will be transferred from the United Kingdom to the PRC, and Hong Kong will become a Special
     Administrative Region of the PRC (an "SAR"). As provided in the Sino-British Joint Declaration relating to Hong Kong and the Basic Law of the Hong Kong SAR of the PRC, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Group's management does not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on the Group's financial and operating environments. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

     The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies operating in North American and Western European. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. In addition, a portion of the Group's revenue is denominated in Renminbi ("Rmb") which must be converted into other currencies before remittance outside the PRC. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the PRC government.

16.  RELATED PARTY TRANSACTIONS

a.   The Group entered into the following transactions with related parties:

                                  1 9 9 4      1 9 9 5     1 9 9 6
                                 ---------    ---------   ---------
                                   $'000        $'000       $'000

Sales to a related company
-       Hang Fung Jewellery
        Co., Inc. ("HFJCI")          201          112          83

Rental paid to Ms. Chan Yam Fai      149          174         199

Salaries paid to
-       Mr. Lam Sai Wing              40           45          55
-       Ms. Chan Yam Fai              40           45          55
                                    ====         ====        ====

     Prior to [October 1, 1996], HFJCI was beneficially owned by Mr. Lam Sai Wing and was principally engaged in the provision of marketing service for HFJCL in the United States of America. Effective from [October 1, 1996], Mr. Lam Sai Wing disposed all of his shareholdings in HFJCI to an unrelated party.

b. The amounts due from Mr. Lam Sai Wing of approximately $1,487,000 and $1,056,000 as of March 31, 1995 and 1996, respectively, were unsecured, non-interest bearing and without pre-determined repayment terms.

c. The Group's banking facilities were secured by, among others, mortgages over real estate properties owned by Mr. Lam Sai Wing and Ms. Chan Yam Fai and personal guarantees given by Mr. Lam Sai Wing and Ms. Chan Yam Fai.

17.  OTHER SUPPLEMENTAL INFORMATION

                                            1994      1995     1996
                                           ------    ------   ------
                                           $'000     $'000    $'000

Depreciation of fixed assets
-       owned assets                         196       362      663
-       assets held under capital leases      11        11       15

Provision for bad and doubtful debts         124       202      114
                                            ====      ====     ====

                              THE HANG FUNG GROUP
                      COMBINED BALANCE SHEETS (UNAUDITED)
                   (AMOUNTS EXPRESSED IN UNITED STATES $`000)


                                         September 30,     March 31,
                                             1996             1996
                                         -------------     ---------
ASSETS

Current assets:
  Cash                                      $      47         $   244
  Accounts receivable, net                      3,873           2,989
  Inventories                                   9,110           8,069
  Prepayments and other current assets             34              14
  Due from directors                              398           1,056
                                              -------         -------
    Total current assets                       13,462          12,372
  Property plant and equipment, net             4,216           3,304
                                              -------         -------
    Total assets                              $17,678         $15,676
                                              =======         =======

LIABILITIES AND EQUITY

Current liabilities:
  Short-term bank borrowings                  $  1,418        $ 1,616
  Current portion of long-term debt                310            381
  Current portion of lease obligations              93             50
  Accounts payable                               1,277          1,353
  Accrued expenses                                 247            329
  Deposits                                       4,014          4,016
  Income taxes payable                           4,379          4,014
                                              --------        -------
    Total current liabilities                   11,738         11,759
  Long-term loans                                  815            851
  Capital lease obligations                         31             28
  Deferred income taxes                             27              -
                                              --------        -------
    Total liabilities                           12,611         12,638
                                              --------        -------
  Shareholders equity
    Common Stock, $.001 par value                   66             66
    Retained earnings                            4,874          2,867
    Cumulative translation adjustments             127            105
                                               -------        -------
    Total shareholders equity                    5,067          3,038
                                               -------        -------
    Total liabilities and shareholders equity  $17,678        $15,676
                                               =======        =======

        See accompanying notes to condensed combined financial statements

                               THE HANG FUNG GROUP
                  COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
                 FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30
                   (AMOUNTS EXPRESSED IN UNITED STATES $`000)

                                         Three Months Ended     Six Months Ended
                                            September 30,        September 30,
                                          1996       1995      1996       1995
                                         ------     ------    ------     ------
Net sales                                $6,413     $4,874    $12,058   $ 9,190
Subcontracting fee                        1,585      1,734      3,103     3,379
                                         ------     ------    -------    ------
  Total revenues                          7,998      6,608     15,161    12,569
Cost of sales and services                5,722      4,659     10,701     8,852
                                          -----     ------    -------   -------
  Gross profit                            2,276      1,949      4,460     3,717
Selling, general and administrative
 expenses                                   824        832      1,643     1,552
                                          -----     ------    -------   -------
  Operating income                        1,452      1,117      2,817     2,165
Interest income (expense), net              (77)       (29)      (133)      (45)
Other income, net                            17          8         35        28
                                          -----     ------    -------   -------
  Income before taxes                     1,392      1,096      2,719     2,148
Provision for income taxes                  360        330        712       650
                                          -----     ------    -------   -------
  Net income                             $1,032     $  766    $ 2,007   $ 1,498
                                         ======     ======    =======   =======

        See accompanying notes to condensed combined financial statements

                               THE HANG FUNG GROUP
                  COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
                      FOR THE SIX MONTHS ENDED SEPTEMBER 30
               (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS $`000)

                                               Six Months Ended September 30,
                                               ------------------------------
                                                 1996                1995
                                               --------            --------
Cash flows from operating activities
Net income                                     $ 2,007             $ 1,498
Adjustments to reconcile net income to
  net cash (used in) provided by
  operating activities
  Depreciation of property, plant and
    equipment                                      228                 339
  Provision for bad and doubtful debts              57                  57
  Provision for deferred income taxes               27                  (7)
(Increase) decrease in operating assets
  Account receivable                              (884)              1,228
  Inventories                                   (1,041)                 90
  Prepayments and other current assets             (20)                  -
  Due from a director                              658                 216
Increase (decrease) in operating liabilities
  Accounts payable                                 (76)                583
  Accrued expenses                                 (82)                 79
  Deposit from customers                            (2)             (1,487)
  Income taxes payable                              365                836
                                               --------            -------

  Net  cash provided by (used in)
     operating activities                         1,237              3,434
                                               --------            -------

Cash flows from investing activities:
Additions to property, plant and
     equipment                                   (1,148)            (1,045)
                                               ---------           --------

   Net cash used in investing activities         (1,148)            (1,045)
                                               --------            --------

Cash flows from financing activities:
Issuance of common stock                              -                  33
Payment of dividends                                  -              (2,600)
Net increase (decrease) in short-term
   bank borrowings                                 (198)               (205)
Repayment of capital lease obligations               (3)                (14)
Additions of long-term bank loans                   539                 629
Repayment of long-term bank loans                  (646)               (640)
                                                -------            --------

   Net cash provided by (used in)
     financing activities                          (308)             (2,797)
                                                -------            --------

Effect of exchange rate changes on cash              22                  35
                                                -------            --------

   Net increase (decrease) in cash                 (197)               (373)
Beginning cash balance                              244                 400
                                                -------            --------
Ending cash balance                             $    47            $     28
                                                =======            ========


        See accompanying notes to condensed combined financial statements

                               THE HANG FUNG GROUP
                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                                   (UNAUDITED)


1.   INTERIM FINANCIAL PRESENTATION

     The March 31, 1996 balance sheet data was derived from audited financial statements of the Hang Fung Group but does not include all disclosures required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes for the year ended March 31, 1996. In the opinion of management, the interim financial statements reflect all adjustments of normal recurring nature necessary for a fair presentation of the results for the interim periods presented.

2.   CURRENCY PRESENTATION AND FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign subsidiaries are translated at period and exchange rates, while revenues and expenses are translated at average exchange rates during the period. Adjustments arising from translating foreign currency financial statements are reported as a separate component of stockholders' equity. Gains and losses from foreign currency translations are included in income. Aggregate net foreign currency gains or losses were immaterial for all periods.

     The financial statements of the Company are maintained, and its financial statements are expressed, in Hong Kong dollars. The translations of HK dollar amounts into US dollars are for convenience only and have been made at the rate of HK$7.73 to US$1, the approximate free rate of exchange at September 30, 1996. Such translations should not be construed as representations that the Hong Kong dollar amount could be converted into US dollars, at that rate or any other rate.

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors
New Wine, Inc.

     We have audited the accompanying balance sheets of New Wine, Inc. (a development stage Company) as of June 30, 1996, December 31, 1995 and 1994, and the related statements of income, stockholders' equity and cash flows for the period ended June 30, 1996, December 31, 1995 and 1994 and for the period from inception (April 12, 1994) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Wine, Inc. (a development stage Company) as of June 30, 1996, December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended June 30, 1996, December 31, 1995 and 1994 and for the period from inception (April 12, 1994) to June 30, 1996 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are to raise additional capital and acquire any and all types of assets, properties and businesses, which management expects will result in profitable operations for the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of these uncertainties.


/s/ Albright, Persing & Associates, Ltd.
----------------------------------------
Albright, Persing & Associates, Ltd.



Reno, Nevada
August 2, 1996

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                    JUNE 30, 1996, DECEMBER 31, 1995 AND 1994
                       (SEE INDEPENDENT AUDITORS' REPORT)

                                         ASSETS

                                                       Years Ended
                                          ----------------------------------------
                                           June 30,    December 31,   December 31,
                                             1996        1995             1994
                                          ---------    ------------   ------------
Current Assets
  Cash                                    $       -    $      60      $   2,454
                                          ---------    ---------      ---------
Other Assets
  Deferred tax asset, net of
   valuation allowance (Note 4)                   -            -              -
                                          ---------    ---------      ---------
                                                  -            -              -
                                          ---------    ---------      ---------
  Total Assets                            $       -    $      60      $   2,454
                                          =========    =========      =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT

Stockholders' Equity/Deficit
  Common stock, par value $.01/share
   authorized 3,000,000 shares,
   issued and outstanding 1,500,000
   shares at June 30, 1996, December
   31, 1995, and 1,275,000 at December
   31, 1994                               $  15,000    $  15,000      $  12,750
  Additional paid-in-capital                320,131      320,131        277,381
  Deficit accumulated during the
   development stage                       (335,131)    (335,071)      (274,261)
                                          ---------    ---------      ---------
                                                  -           60         15,870
  Less: Subscriptions receivable                  -            -        (13,416)
                                          ---------    ---------      ----------
  Total Liabilities and Stockholders'
   Equity                                 $       -    $      60      $   2,454
                                          =========    =========      =========


   The accompanying notes are an integral part of these financial statements.

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                INCOME STATEMENT
          FOR THE YEARS ENDED JUNE 30, 1996, DECEMBER 31, 1995 AND 1994
               AND INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (SEE INDEPENDENT AUDITORS' REPORT)

                                                                             Cumulative
                                                        Years Ended             During
                                     June 30,           December  31         Development
                                       1996          1995          1994         Stage
                                    ----------    ----------    ----------   -----------
Net Sales                           $        -    $        -    $        -    $        -
                                    ----------    ----------    ----------    ----------
Cost of Goods Sold                           -             -             -             -
                                    ----------    ----------    ----------    ----------
     Gross Profit                            -             -             -             -
                                    ----------    ----------    ----------    ----------
Costs and expenses
  Advertising                                -         4,755           856         5,611
  Auto expenses                              -         3,419           407         3,826
  Bank Charges                               -           122            32           154
  Contributions (donations)                  -           219             -           219
  Dues and subscriptions                     -            38           250           288
  Insurance                                  -           672             -           672
  Maintenance                                -         1,757             -         1,757
  Miscellaneous                             24           159            97           280
  Office expense                            16         4,149           673         4,838
  Outside labor                              -           163             -           163
  Professional Services                      -        22,741       270,126       292,867
  Rent                                       -        15,470         1,030        16,500
  Studio time                                -            22           150           172
  Taxes and licenses                         -           798             -           798
  Telephone                                  -         4,579           390         4,969
  Travel                                    20           767           250         1,037
  Utilities                                  -         1,004             -         1,004
                                    ----------    ----------    ----------    ----------
                                            60        60,834       274,261       335,155

     Net Loss Before Debt
      Forgiveness Income                   (60)      (60,834)     (274,261)     (335,155)
     Debt Forgiveness Income
      (Note 5)                               -            24             -            24
                                    ----------    ----------    ----------    ----------
Net (loss) before
 income taxes                              (60)      (60,810)     (274,261)     (335,131)
Income Taxes (Note 4)                        -             -             -             -
                                    ----------    ----------    ----------    ----------
     Net (loss)                     $      (60)   $  (60,810)   $ (274,261)   $ (335,131)
                                    ==========    ==========    ==========    ==========
Net income (loss) per common share
  Continuing operations             $     (.00)   $     (.05)   $     (.22)   $     (.24)
                                    ==========    ==========    ==========    ==========
Weighted average shares
 outstanding                        $1,500,000    $1,343,425    $1,275,000    $1,382,746
                                    ==========    ==========    ==========    ==========


   The accompanying notes are an integral part of these financial statements.

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED JUNE 30, 1996, DECEMBER 31, 1995 AND 1994
               AND INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (SEE INDEPENDENT AUDITORS' REPORT)

                                                                               Cumulative
                                                             Years Ended         During
                                             June 30,        December 31       Development
                                               1996       1995        1994        Stage
                                              ------   ---------   ---------   -----------
Cash Flows from/(for) Operating Activities:
  Continuing operations
    Net income (loss)                         $(60)     $(60,810)  $(274,261)  $(335,155)
                                              ----      --------   ---------   ---------
    Noncash items included in net income
     (loss)
     Stock issued for professional
      services rendered                          -             -     269,565     269,565

     Changes in assets and liabilities:
       Increase in deferred tax asset           (9)       (9,122)    (41,139)    (50,270)
       Increase in valuation allowance           9         9,122      41,139      50,270
                                              ----      --------   ---------   ---------
         Net Adjustments                         -             -     269,565     269,565
                                              ----      --------   ---------   ---------

         Cash (Used) by Operating
          Activities                           (60)      (60,810)     (4,696)    (65,666)
                                              ----      --------   ---------   ---------
Cash Flows from/(for) Financing Activities:
  Proceeds from stockholder advances             -        45,000       7,150      52,150
  Decrease in stock subscriptions receivable     -        13,416           -      13,416
                                              ----      --------   ---------   ---------
         Cash Provided by Investing
          Activities                             -        58,416       7,150      65,566
                                              ----      --------   ---------   ---------
Net change in cash                             (60)       (2,394)      2,454           0

Cash at beginning of period                     60         2,454           -           -
                                              ----      --------   ---------   ---------

Cash at end of period                         $  0      $     60   $   2,454   $       0
                                              ====      ========   =========   =========


   The accompanying notes are an integral part of these financial statements.

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
          FOR THE YEARS ENDED JUNE 30, 1996, DECEMBER 31, 1995 AND 1994
               AND INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (SEE INDEPENDENT AUDITORS' REPORT)

                                                                               Deficit
                                                                             Accumulated
                                                                Additional   During the
                                             Common Stock        Paid-in     Development
                                          Shares      Amount     Capital        Stage         Total
                                         ---------   --------    --------    -----------    ----------
Issuance of shares of common stock on
 April 12, 1994, for professional
 services rendered                         877,500    $ 8,775    $166,725    $       -      $ 175,500

Issuance of shares of common stock on
 April 12, 1994 for cash                   397,500      3,975     110,656            -        114,631

Net loss for 1994                                -          -           -     (274,261)      (274,261)
                                         ---------    -------     -------    ---------      ----------

Balance -  December 31, 1994             1,275,000     12,750     277,381     (274,261)        15,870

Issuance of shares of common stock on
 September 11, 1995 for cash               225,000      2,250      42,750            -         45,000

Net loss for 1995                                -          -           -      (60,810)       (60,810)
                                         ---------    -------     -------    ---------      ---------

Balance - December 31, 1995              1,500,000    $15,000     $320,131   $(335,071)     $      60

Net loss for the six months ended
 June 30, 1996                                   -          -            -         (60)           (60)
                                         ---------    -------     --------   ---------      ---------

Balance - June 30, 1996                  1,500,000    $15,000     $320,131   $(335,131)     $       -
                                         =========    =======     ========   =========      =========


   The accompanying notes are an integral part of these financial statements.

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FROM INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (SEE INDEPENDENT AUDITORS' REPORT)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

     This summary of significant accounting policies of New Wine, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

     The Company, a Tennessee corporation located in Broken Bow, Oklahoma, was incorporated on April 12, 1994, and is currently in the development stage. The sole purpose for organizing the Company was to provide a shell corporation for possible future mergers with privately-held companies seeking to go public.

Noncash Securities Issuance

     Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the services received in exchange.

Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting.

Income (Loss) per Share

     The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Statement of Cash Flows

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FROM INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (SEE INDEPENDENT AUDITORS' REPORT)


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Income Taxes

     Effective January 1, 1993, New Wine, Inc. adopted SFAS No. 109, "Accounting for Incomes Taxes," which requires a liability approach to financial accounting and reporting for incomes taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Use of Estimates

     The  preparation  of financial  statements  in  conformity  with  generally accepted accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIS OF PRESENTATION AND CONSIDERATIONS RELATED TO CONTINUED EXISTENCE

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $335,131 for the period from inception (April 12, 1994) to June 30, 1996. This factor, among others, raises substantial doubt as to the Company's ability to obtain additional long-term debt and/or equity financing and achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. In the interim period, management is still seeking additional investment capital to support its entrance into a new business venture and provide the capital needed to operate.

                                 NEW WINE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                FROM INCEPTION (APRIL 12, 1994) TO JUNE 30, 1996
                       (See Independent Auditor's Report)


NOTE 4  -  DEVELOPMENT STAGE COMPANY

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It has yet to commence full-scale operations. From inception through the date of these financial statements, the Company did not have any revenues or earnings. At the current time, the Company has no assets or liabilities.

     If a public market develops for the Company's shares, certain privately-held companies or business opportunities may be interested in merging with the Company because the Company's securities would be publicly traded, thereby allowing the privately-held company to become publicly traded through the merger.

     At the current time, the Company has no agreement, understanding or arrangement to acquire or participate in any specific business opportunity nor has it identified any opportunities for investigation. The Company's potential future success depends upon its management and its continuing search for a business opportunity.

NOTE 4 - INCOME TAXES

     Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

     Amounts for deferred tax assets are as follows:

                                               Year Ended
                                    ----------------------------------
                                    June 30,          December 31,
                                      1996          1995        1994
                                    --------      --------    --------
Deferred tax asset, net of
 valuation allowance of $50,270
  in 1996, $50,261 in 1995 and
 $41,139 in 1994                      $   -         $   -        $   -
                                      =====         =====        =====

                                 NEW WINE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                FROM INCEPTIONS (APRIL 12, 1994) TO JUNE 30, 1996
                       (See Independent Auditor's Report)


NOTE 4 - INCOME TAXES - Continued

     The following temporary differences gave rise to the deferred tax asset at June 30, 1996, December 31, 1995 and 1994:

                                                          Year Ended
                                          June 30,        December 31,
                                            1996       1995        1994
                                          --------   --------    --------
Tax benefit of net operating loss
 carryforward                             $   9      $ 9,122      $ 41,139

Valuation allowance for judgement of
 realizability of net operating loss
 carryforward in future years                (9)      (9,122)      (41,139)

     Because the Company has not generated taxable income since its inception, no provision for income taxes has been made.

     The Company can carry forward its $335,131 net operating loss as follows:

      Year Ended
     December 31,
     ------------
        2009.........................$274,261
        2010.........................  60,810
        2011.........................      60
                                     --------
                                     $335,131

NOTE 5 - RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1995, the principal shareholder of the corporation loaned money to the corporation. While most of the monies loaned to the corporation were repaid, $24 of the loan balance remained. On December 31, 1995, the shareholder forgave the remaining debt due and accordingly, the corporation has recorded this as debt-forgiveness income.

                                 NEW WINE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                 AS OF SEPTEMBER 30, 1996 AND DECEMBER 31, 1995
                                  (UNAUDITED)


                                     ASSETS

                                        September 30,        December 31,
                                            1996                 1995
                                        -------------        ------------
Current Assets
Cash                                      $       -            $      60
                                          ---------            ---------

Other Assets
                                                  -                    -
                                          ---------            ---------

Total Assets                              $       -            $      60
                                          =========            =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT

Stockholders's Equity/Deficit
Common stock, par value, $.01
 per share; authorized 3,000,000
 shares, issued and outstanding
 1,500,000 shares                         $ 15,000             $ 15,000
Additional paid-in capital                 320,131              320,131
Deficit accumulated during
 the development stage                    (335,131)            (335,071)
                                          --------             --------
                                                 -                   60
                                          --------             --------

Total Liabilities and Stockholders'
 Equity                                   $      -             $     60
                                          ========             ========


    The accompanying notes are an integral part of these financial statements

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                INCOME STATEMENTS
                      FOR THE THREE AND NINE MONTH PERIODS
                        ENDED SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                              Three Months Ended            Nine Months Ended
                                 September 30,                 September 30,
                           ------------------------     ------------------------
                              1996         1995            1996           1995
                           ----------   -----------     ----------    ----------
Net Sales                  $        0    $        0     $        -    $        -
                           ----------    ----------     ----------    ----------
Cost of Goods Sold                  0             0              -             -
                           ----------    ----------     ----------    ----------
Gross Profit                        0             0              -             -
                           ----------    ----------     ----------    ----------
Selling, General and
 Administrative expenses            0        15,209             60        45,626
                           ----------    ----------     ----------    ----------
Net Loss Before Debt
  Forgiveness Income                0       (15,209)           (60)      (45,626)
Debt Forgiveness Income             0             6              -            18
                           ----------    ----------     ----------    ----------
Net (loss) before
 income taxes                       0       (15,203)           (60)      (45,608)
Income Taxes                        0             0              -             -
                           ----------    ----------     ----------    ----------
     Net (loss)            $        0    $  (15,203)    $      (60)      $45,608)
                           ==========    ==========     ==========    ==========
Net income (loss) per
 common share              $        0    $    (0.01)    $     (.00)   $     (.03)
                           ==========    ==========     ==========    ==========
Weighted average
 shares outstanding         1,500,000     1,500,000      1,500,000     1,500,000
                           ==========    ==========     ==========    ==========


    The accompanying notes are an integral part of these financial statements

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 1996 AND 1995
                                   (UNAUDITED)

                                                 September 30,
                                               -----------------
                                               1996         1995
                                               ----      ---------
Cash Flows from Operating Activities:

     Net income (loss)                          $(60)    $(45,608)
                                                ----     --------
Noncash items included in net income
     (loss)

          Changes in assets and liabilities:
            Increase in deferred tax asset        (9)       (9,122)
            Increase in valuation allowance        9         9,122
                                                ----      --------
              Net Adjustments                      -             -
                                                ----      --------
              Cash (Used) by Operating
               Activities                        (60)      (45,608)
                                                ----      --------

Cash Flows from/(for) Financing Activities:

     Proceeds from stockholder advances            -        45,000

     Decrease in stock subscription receivable     -        13,416
                                                ----      --------

     Cash provided by Financing Activities         -        58,416
                                                ----      --------

Net change in cash                               (60)       12,808

Cash at beginning of period                       60         2,454
                                                ----      --------
Cash at end of period                           $  -      $ 15,262
                                                ====      ========


    The accompanying notes are an integral part of these financial statements

                                 NEW WINE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                                   (Unaudited)


1.   Interim Financial Presentation

     The interim financial statements are prepared pursuant to the requirements for reporting on Form 10-Q. The December 31, 1995 balance sheet data was derived from audited fianancial statements but does not include all disclosures required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjuntion with the audited financial statements and footnotes thereto for the year ended December 31, 1995. In the opinin of managment, the interim finanial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim periods presented.

                                 S.W. LAM, INC.
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


     The following unaudited pro forma condensed combined financial information reflects the December, 1996 acquisition by S.W. Lam, Inc. (formerly New Wine, Inc.) (the "Company") of 100% of the stock of Quality Prince Limited and Subsidiaries ("Quality Prince") in exchange for the issuance of 10,500,000 shares of common stock and 100,000 shares of Series A preferred stock. Quality Prince is a British Virgin Island corporation whose principal subsidiaries (the "Hang Fung Group") are engaged in the manufacture and sale of jewelry. The Hang Fung Group's operations are located in Hong Kong and the People's Republic of China ("PRC").

     The pro forma balance sheet data at September 30, 1996 assumes the acquisition of Quality Prince as of September 30, 1996. Pro forma statement for operations data is not presented herewith as the operating results of the Company on a pro forma basis for both the year ended March 31, 1996 and the six months ended September 30, 1996, assuming consummation of the acquisition as of April 1, 1995, would have been substantially identical to the operating results reported by the Hang Fung Group during these periods. Pro forma earnings per share assuming completion of the acquisition as of April 1, 1995 were $.28 for the year ended March 31, 1996 and $.17 for the six months ended September 30, 1996 based on 12,000,000 shares outstanding following the acquisition.

     The historical financial information of Quality Prince as of and for the period ended September 30, 1996 have been derived from the financial statements of the Hang Fung Group included elsewhere herein and such information with respect to the Company has been derived from the financial statements of the Company for such period. The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of the Company and Quality Prince.

     The pro forma condensed combined financial information does not purport to be indicative of the financial position or operating results which would be achieved had the acquisition of Quality Prince been consummated as of the dates indicated and should not be construed as representative of future financial position or operating results. In management's opinion, all adjustments necessary to reflect the effects of the transactions described have been made.

                                 S.W. LAM, INC.
                   PRO-FORMA CONDENSED COMBINED BALANCE SHEET
                            As of September 30, 1996
                        (Amounts in United States $`000)
                                   (Unaudited)


                                  S. W.      The Hang      Proforma     Proforma
                                Lam, Inc.    Fung Group   Adjustments   Combined
                                ---------    ----------   -----------   --------
ASSETS
Current assets:
  Cash                            $   0      $    47      $    -        $    47
  Accounts receivable                 0        3,873           -          3,873
  Inventories                         0        9,110           -          9,110
  Other                               0          432           -            432
                                  -----      -------      ------        -------

  Total current assets                0       13,462           -         13,462

Property, net                         0        4,216           -          4,216
                                  -----      -------      ------        --------

  Total assets                    $   0      $17,678      $    -        $17,678
                                  =====      =======      ======        =======

Current liabilities:
  Income tax payable              $   0      $ 4,379      $    -        $ 4,379
  Deposits                            0        4,014           -          4,014
  Short-term bank borrowings          0        1,418           -          1,418
  Accounts payable                    0        1,277           -          1,277
  Other                               0          650           -            650
                                  -----      -------      ------        -------

  Total current liabilities           0       11,738           -         11,738

Long-term bank loans                  0          815           -            815
Capital lease obligations             0           31           -             31
Deferred income taxes                 0           27           -             27

Shareholders' equity:

  Common stock                       15           66         (69)(1)         12
  Preferred stock                     0            0           1 (1)          1
  Additional paid-in capital        320            0          68 (1)         53
                                                            (335)(2)
  Retained earnings (deficit)      (335)       4,874         335 (2)      4,874
  Cumulative translation
   adjustments                        0          127           -            127
                                  -----      -------      ------        -------
     Total shareholders' equity       0        5,067           0          5,067
                                  -----      -------      ------        -------
     Total liabilities and
      shareholders' equity        $   0      $17,678      $    0        $17,678
                                  =====      =======      ======        =======

               The accompanying  notes  are an  integral  part of this  proforma condensed combined balance sheet.

                                 S.W. LAM, INC.
                NOTES TO CONDENSED COMBINED FINANCIAL INFORMATION


The proforma adjustments were made under the assumption that the proforma combined financial information has been prepared using the purchase method as a reverse acquisition whereby the company issuing its shares to effect a business combination is determined to be the acquiree in the business combination. Accordingly, The Hang Fung Group is deemed to be the acquirer and the assets of the company deemed to be acquired, S.W. Lam, Inc., are required to be adjusted to fair value on acquisition. As S.W. Lam had no assets, no fair value adjustments are required.

1. To record the issue of 10,500,000 shares of common stock and 100,000 shares of Series A preferred stock in exchange for the entire issued share capital of Quality Prince Limited.

2.   To eliminate the deficit of S.W. Lam, Inc.